Exhibit 99.64

SHARE EXCHANGE AGREEMENT

THIS SHARE EXCHANGE AGREEMENT (this “Agreement”) is made as of the 10th day of August, 2017.

AMONG:

IMMUNOPRECISE ANTIBODIES LTD., a company duly formed under the laws of the Province of British Columbia, with its principal office located at Unit 3204, 4464 Markham Street, Victoria, BC V8Z 7X8

(the “Purchaser”)

OF THE FIRST PART

AND:

U-PROTEIN EXPRESS B.V., a company duly formed under the laws of the Netherlands, with its principal office located at Life Sciences Incubator, Utrecht, Science Park, Yalelaan, 62, 3584 CM, Utrecht, The Netherlands, registered with the trade register of the Chamber of Commerce under number 30230407.

(“U-Protein” or the “Company”)

OF THE SECOND PARTY

AND:

THE UNDERSIGNED SHAREHOLDERS OF U-PROTEIN EXPRESS B.V.

(collectively referred to as the “U-Protein Shareholders” or “Sellers”)

OF THE THIRD PART

WHEREAS:

A.     The U-Protein Shareholders are the owners of all of the issued and outstanding shares of U-Protein, such that:

i.	Universiteit Utrecht Holding B.V. (“Utrecht University”) has forty percent (40%) ownership of U-Protein;

ii.	Bionomics B.V. (“Bionomics”) has twenty percent (20%) ownership of U-Protein;

iii.	Wieger Hemrika (“Hemrika”) has twenty percent (20%) ownership of U-Protein; and

iv.	Roland Romijn (“Romijn”) has twenty percent (20%) ownership of U-Protein.

B.     The U-Protein Shareholders have agreed to sell to the Purchaser, and the Purchaser has agreed to purchase from the U-Protein Shareholders, all of their respective shares of U-Protein in exchange for shares of the Purchaser and certain cash payments made by the Purchaser as set forth herein (the “Transaction”).

C.     The Purchaser, U-Protein and the U-Protein Shareholders agree that these Recitals shall form part of this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration including the sum of $10 now paid by each of the parties to the other, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree each with the other as follows:

1.	INTERPRETATION

1.1.     Where used herein or in any amendments or Schedules hereto, the following terms shall have the following meanings:

(a)     “Bionomics U-Protein Shares” means the 3,600 U-Protein Shares held by Bionomics.

(b)     “Business” means the business in which U-Protein is engaged, namely, holding rights to proprietary expression technology used in antibody and protein production.

(c)     “Closing” means closing of the purchase, sale and transfer of the U-Protein Shares by the Purchaser as set forth herein.

(d)     “Closing Date” means the date of closing of the Transaction as agreed to by the parties but in any event no later than August 31, 2017.

(e)     “Deed of Transfer” means the notarial deed of transfer for the U-Protein Shares, to be executed in the agreed form on the Closing Date before the Notary.

(f)     “Exchange Rate” means the Bank of Canada noon rate for European Euros in Canadian dollars on the date immediately preceding the Closing Date.

(g)     “Financing” means the non-brokered private placement financing of a minimum of 5,100,000 Purchaser Shares at a price of $1.00 per share for minimum gross proceeds of $5,100,000.

(h)     “Governmental Body” means any government, parliament, legislature, regulatory authority, agency, commission, board or court or other law, rule or regulation making entity having or purporting to have jurisdiction on behalf of any nation, state, province or subdivision thereof, including any municipality or district.

(i)     “Hemrika U-Protein Shares” means the 3,600 U-Protein Shares held by Hemrika.

(j)     “IFRS” means International Financial Reporting Standards.

(k)     “Lien” means any lien, charge, pledge, security interest, encumbrance, right of first refusal, pre-emptive right or other restriction of any sort whatsoever.

(I)     “Material Adverse Effect” means (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of U-Protein, taken as a whole, or (iii) a material adverse effect on U-Protein’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document.

(m)     “Management Agreement” means the form of management agreement (or, should the parties so agree, employment agreement) set forth in Schedule 2.4.

(n)     “Notary” means civil law notary Mr. R.M. Rieter or another civil law notary of Bird & Bird LLP in The Hague, or such civil law notary’s substitute.

Share Exchange Agreement

(o)     “Notary Account” means the trust account (kwaliteitsrekening) of the office of the Notary, bank account number NL66ABNA0240486331 in the name of ‘Kwaliteitsrekening Notariaat Bird & Bird’ with ABN AMRO Bank (BIC: ABNANL2A)

(p)     “Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or agency or subdivision thereof) or other entity of any kind.

(q)     “Premises” means the premises set forth in Schedule 4.19.

(r)     “Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

(s)     “Purchaser Financial Statements” means the audited and unaudited financial statements of the Purchaser in the Purchaser Public Filings.

(t)     “Purchaser Public Filings” means the Purchaser’s filings on the SEDAR filing system.

(u)     “Purchaser Shares” means common shares in the capital of the Purchaser.

(v)     “Purchaser Share Equivalents” means any securities of the Purchaser that would entitle the holder thereof to acquire at any time Purchaser Shares, including, without limitation, any debt, preferred shares, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Purchaser Shares.

(w)     “Registrar” means the British Columbia Registrar of Companies.

(x)     “Required Approvals” has the meaning set out in Section 7.1.

(y)     “Romijn U-Protein Shares” means the 3,600 U-Protein Shares held by Romijn.

(z)     “Securities Authorities” has the meaning set out in Section 7.4.

(aa)     “Tax Act” means the Income Tax Act (Canada).

(bb)     “Transaction Documents” means this Agreement, all exhibits and schedules hereto and any other documents or agreements executed in connection with the transactions contemplated hereunder and any documents required by the TSXV, applicable securities legislation relating to this Agreement and other regulatory bodies having jurisdiction to carry out the terms and objectives of this Agreement.

(cc)     “TSXV” means the TSX Venture Exchange.

(dd)     “Utrecht U-Protein Shares” means the 7,200 U-Protein Shares held by Utrecht University.

(ee)     “U-Protein Directors” means PodiCeps B.V., the statutory director of U-Protein and any other managers or other persons performing similar functions or duties, of U-Protein.

(ff)     “U-Protein Financial Statements” means the financial statements for the financial year ended December 31, 2016.

(gg)     “U-Protein Material Contract” means the contracts referred to in Schedule 4.14.

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(hh)     “U-Protein Shares” means the Utrecht U-Protein Shares, the Bionomics U-Protein Shares, the Hemrika Utrecht U-Protein Shares and the Romijn U-Protein Shares, representing all of the issued and outstanding shares in the capital of U-Protein.

(ii)     “U-Protein Share Equivalents” means any securities of U-Protein that would entitle the holder thereof to acquire at any time shares in the share capital of U-Protein, including, without limitation, any debt, preferred shares, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or that otherwise entitles the holder thereof, to receive shares in the share capital of U-Protein.

1.2.     All dollar amounts referred to in this Agreement are in lawful currency of Canada, unless expressly stated otherwise.

1.3.     The following schedules are attached to and form part of this Agreement:

Schedule	2.1	U-Protein Shareholders
Schedule	4.3	U-Protein Share Capitalization
Schedule	4.14	U-Protein Material Contracts
Schedule	4.19	U-Protein Premises
Schedule	4.20	Intellectual Property
Schedule	5.2	Purchaser Subsidiaries
Schedule	5.3	Purchaser Share Capitalization
Schedule	6	Warranty Deed
Schedule	7	Transfer Deed
Schedule	8	Management Agreements

2.	PURCHASE AND SALE OF SHARES

2.1.     Purchase and Sale of U-Protein Shares. Subject to the terms and conditions of this Agreement, the U-Protein Shareholders hereby sell, and the Purchaser hereby purchases, the U-Protein Shares free from any Lien with effect from the Closing Date and with all rights attaching to them including the right to receive all distributions and dividends declared, paid or made in respect of the U-Protein Shares after the Closing Date. More specifically:

(a)     Utrecht University hereby sells the Utrecht U-Protein Shares to the Purchaser and the Purchaser hereby purchases the Utrecht U-Protein Shares from Utrecht University;

(b)     Bionomics hereby sells the Bionomics U-Protein Shares to the Purchaser and the Purchaser hereby purchases the Bionomics U-Protein Shares from Bionomics;

(c)     Hemrika hereby sells the Hemrika U-Protein Shares to the Purchaser and the Purchaser hereby purchases the Hemrika Shares from Hemrika; and

(d)     Romijn hereby sells the Romijn U-Protein Shares to the Purchaser and the Purchaser hereby purchases the Romijn U-Protein Shares from Romijn.

2.2.     Transfer of the U-Protein Shares. On the Closing Date and subject to the terms and conditions set forth herein, the Purchaser agrees to acquire and accept and the U-Protein Shareholders severally, and not jointly, agree to transfer (leveren) to the Purchaser each of their U-Protein Shares as set forth in Schedule 2.1 hereto, free and clear from any Lien and with all rights attaching to the U-Protein Shares.

Share Exchange Agreement

2.3.     Consideration. In consideration of the U-Protein Shares, the Purchaser shall pay a total purchase price of €6,830,000 as follows:

(a)     pay €2,734,732 to the U-Protein Shareholders on the Closing Date as follows

(i)	€912,488 in cash to Utrecht University;

(ii)	€456,244 in cash to Bionomics BV;

(iii)	€683,000 in cash to Wieger Hemrika;

(iv)	€683,000 in cash to Roland Romijn;

(the “Cash Payments”). The Purchaser shall ensure that the Cash Payments shall be credited to the Notary Account no later than 14.00 pm CET (Central European Time) on the Closing Date. The Notary shall hold the Cash payments in escrow for the Purchaser until execution of the Deed of Transfer, whereafter the Notary shall hold the Cash Payments in escrow for the U-Protein Shareholders.

(b)     issue Purchaser Shares having a cash value of €2,047,634 to the U-Protein Shareholders on the Closing Date as follows:

(i)	Purchaser Shares having a cash value of €909,756 to Utrecht University;

(ii)	Purchaser Shares having a cash value of €454,878 to Bionomics;

(iii)	Purchaser Shares having a cash value of €341,500 to Wieger Hemrika;

(iv)	Purchaser Shares having a cash value of €341,500 to Roland Romijn;

which Purchaser Shares are not subject to a lock up but trading shall only take place in accordance with the applicable TXSV rules regarding insider knowledge

In the event that the Purchase Shares are not issued to the Sellers within 4 weeks after the Closing Date, the Purchaser shall pay the cash equivalent to the Sellers

(c)     pay in cash or, at the sole election of each U Protein Shareholders, issue Purchaser Shares having a cash value of, €2,047,634 to the U-Protein Shareholders as follows:

(i)	€909,756 to Utrecht University as follows:

(A)     €303,252 on December 31, 2018;

(B)     €303,252 on December 31, 2019;

(C)     €303,252 on December 31, 2020.

(ii)	€454,878 to the Bionomics as follows:

(A)     €151,626 on December 31, 2018;

(B)     €151,626 on December 31, 2019;

(C)     €151,626 on December 31, 2020.

(iii)	€341,500 to Hemrika as follows:

(A)     €113,833 on December 31, 2018;

(B)     €113,833 on December 31, 2019;

(C)     €113,833 on December 31, 2020.

(iv)	€341,500 to Romijn as follows:

(A)     €113,833 on December 31, 2018;

(B)     €113,833 on December 31, 2019;

(C)     €113,833 on December 31, 2020.

For the purposes of sections 2.1(b) and 2.1(c), the number of Purchaser Shares will be determined by the following formula:

Cash Value I (CAD $1.00 I Exchange Rate)

2.4.     Closing. Closing shall take place on the Closing Date at the offices of the Notary at the Zuid-Hollandplein 22, 2596 AW The Hague, the Netherlands and at such time as agreed to by the U-Protein, U-Protein Shareholders and the Purchaser or on such other date or at such other time or place as the U-Protein, U-Protein Shareholders and the Purchaser may mutually agree.

Share Exchange Agreement

2.5.    Closing Deliveries.

(a)     U-Protein and the Shareholders Deliveries. On or prior to the Closing Date, U-Protein and the Shareholders shall deliver or cause to be delivered the following documents to the Purchaser:

(i)     The original shareholders register of U-Protein;

(ii)     A copy of the duly executed board resolution in connection with the execution, delivery and performance of this Agreement by U-Protein and the transactions contemplated hereby, including, if necessary, the approval of the U-Protein Shareholders of this Agreement and the transactions contemplated hereby;

(iii)     A certificate executed by a duly authorized officer of U-Protein dated as of the Closing Date to the effect that the representations and warranties made by U-Protein in this Agreement are true and correct in all material respects;

(iv)     A copy of the Management Agreements duly signed by Martin Hessing, Wieger Hemrika and Roland Romijn.

(v)     A copy of the Warranty Deed duly signed by the U-Protein Shareholders and the Company.

(b)     Purchaser Deliveries. On or prior to the Closing Date, the Purchaser shall deliver or cause to be delivered the following documents to U-Protein and the U-Protein Shareholders;

(i)     Payment by wire transfer, bank draft of the Cash Payments to the Notary Account;

(ii)     Electronic Shares representing the total number of Purchaser Shares issuable to such U-Protein Shareholder pursuant to Section 2.2(b) hereof and as set out in Schedule 2.1;

(iii)     A certificate, or the equivalent, as to the corporate existence and good standing of the Purchaser, issued by the Registrar, dated not more than five business days prior to the Closing Date;

(iv)     A copy, certified by a duly authorized officer of the Purchaser to be true and complete as of the Closing Date, of the records of all corporate action taken to authorize the execution, delivery and performance of this Agreement by the Purchaser and the transactions contemplated hereby, including, if necessary, the approval of the Purchaser Shareholders of this Agreement and the transactions contemplated hereby;

(v)     A certificate executed by a duly authorized officer of the Purchaser dated as of the Closing Date to the effect that the representations and warranties made by the Purchaser in this Agreement are true and correct in all material respects;

(vi)    A copy of the Management Agreements duly signed by the Purchaser;

(vii) A copy of the Warranty Deed duly signed by the Purchaser.

2.6.    Further Actions.

(a)     The U-Protein Shareholders, the Purchaser and U-Protein shall sign the Deed of Transfer before the Notary who shall execute the Deed of Transfer, thus effectuating the transfer of the U-Protein Shares from the U-Protein Shareholders to the Purchaser;

Share Exchange Agreement

(b)     On the first business day following the Closing Date, the Notary shall pay the Cash Payments to the U-Protein Shareholders in the amounts as specified in Section 2.3.(a) above, to such bank accounts as shall be designated in writing by the U-Protein Shareholders to the Notary;

(c)     The Purchaser shall pass a resolution of the general meeting of shareholders of U-Protein resolving to [(a) amend the articles of association of U-Protein] and (b) appoint Podiceps BV for 2 years as managing director of U-Protein, effective as per the moment of execution of the Deed of Transfer;

(d)     The Notary shall amend the articles of association of U-Protein;

(e)     Each party to this Agreement covenants and agrees that, from time to time prior to and subsequent to Closing, he, she or it will execute and deliver all such documents, including all such additional conveyances, transfers, consents and other assurances and do all such other acts and things as may be necessary or desirable in order to carry out the purposes of this Agreement.

2.7.     The Notary is a partner of Bird & Bird LLP, the firm of the external legal advisors to the Purchaser. Each U-Protein Shareholder acknowledges that it is aware of the relevant provisions of the Ordinance Interdisciplinary Cooperation (Verordening lnterdisciplinaire Samenwerking) and the articles 19 through 22 of the Professional Code of Conduct ( Verordening Beroeps- en Gedragsregels) of the Royal Professional Organisation of Civil Law Notaries (Koninklijke Notariele Beroepsorganisatie). Each U-Protein Shareholder hereby acknowledges and agrees that the Notary may advise and act on behalf of the Purchaser with respect to this Agreement, and any agreements and/or any disputes related to or resulting from this Agreement.

3.	COVENANTS, REPRESENTATIONS AND WARRANTIES OF THE U-PROTEIN SHAREHOLDERS

The covenants, representations and warranties provided by each U-Protein Shareholder to the Purchaser in connection with the purchase of the U-Protein Shares are set out in schedule 1 to the Warranty Deed attached hereto as Schedule 6 D.

4.	COVENANTS, REPRESENTATIONS AND WARRANTIES OF U-PROTEIN

The covenants, representations and warranties provided by U-Protein to the in connection with the purchase of the U-Protein Shares are set out in schedule 2 to the Warranty Deed attached hereto as Schedule 6 is true and accurate at the date of this Agreement and the Closing Date.

5.	COVENANTS, REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser covenants, represents and warrants with and to U-Protein and the U-Protein Shareholders as follows and acknowledges that U-protein and the U-Protein Shareholders are relying upon such covenants, representations and warranties in entering into this Agreement:

5.1.     Organization and Qualification. The Purchaser is a company duly incorporated, validly existing and in good standing under the laws of the Province of British Columbia, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Purchaser is not in violation or default of any of the provisions of its respective certificate or notice of articles, articles or other organizational or charter documents. The Purchaser is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in a Material Adverse Effect and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

Share Exchange Agreement

5.2.     Subsidiaries. Partnerships and Joint Ventures. Except as set forth in Schedule 5.2, the Purchaser does not have any subsidiaries or agreements of any nature to acquire any subsidiary or to acquire or lease any other business operations and will not prior to the Closing Date acquire, or agree to acquire, any subsidiary or business without the prior written consent of U-Protein. The Purchaser is not a partner or a participant in any partnership, joint venture, profit sharing arrangement or other association of any kind, including as a beneficiary or trustee in any trust arrangement and is not party to any agreement under which the Purchaser agrees to carry on any part of its business or any other activity in such manner or by which the Purchaser agrees to any revenue or profit sharing arrangement.

5.3.     Capitalization. The capitalization of the Purchaser will be as set forth on Schedule 5.3. Except as set forth on Schedule 5.3, the Purchaser has not issued any shares of its capital stock. No Person has any right of first refusal, preemptive right, right of participation, or any similar right granted by the Purchaser to participate in the transactions contemplated by the Transaction Documents. Except as set out in Schedule 5.3, there are no outstanding options, warrants, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire any shares in the capital stock, or contracts, commitments, understandings or arrangements by which the Purchaser is or may become bound to issue additional shares in the capital stock of the Purchaser or Purchaser Share Equivalents. Except as set out in Schedule 5.3, the consummation of the transactions contemplated under the Transaction Documents will not obligate the Purchaser to issue shares of its capital stock or other securities to any Person (other than the U-Protein Shareholders in accordance with this Agreement) and will not result in a right of any holder of the Purchaser’s securities to adjust the exercise, conversion, exchange or reset price under any of such securities. All of the outstanding shares of the Purchaser’s capital stock are duly authorized, validly issued, fully paid and non-assessable, have been issued in compliance with all applicable laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. On the Closing Date no further approval or authorization of the Purchaser’s board of directors or shareholders or others will be required to complete the transactions contemplated under the Transaction Documents. There are no stockholders agreements, voting agreements or other similar agreements with respect to the Purchaser’s capital stock to which the Purchaser is a party or, to the knowledge of the Purchaser, between or among any of the Purchaser’s shareholders.

5.4.     Authorization; Enforcement. The Purchaser has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. On the Closing Date, the execution and delivery of each of this Agreement and the other Transaction Documents by the Purchaser and the consummation by it of the transactions contemplated hereby and thereby will be duly authorized by all necessary action on the part of the Purchaser and no further action will be required by the Purchaser, its board of directors or its shareholders in connection herewith or therewith other than in connection with the Required Approvals. This Agreement and each other Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by the Purchaser and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

5.5.     No Conflicts. The execution, delivery and performance by the Purchaser of this Agreement and the other Transaction Documents to which it is a party and the consummation by it of the transactions contemplated hereby and thereby do not and will not: (i) conflict with or violate any provision of the Purchaser’s articles of incorporation or other organizational or charter documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Purchaser, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Purchaser debt or otherwise) or other understanding to which the Purchaser is a party or by which any property or asset of the Purchaser

Share Exchange Agreement

is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Purchaser is subject (including federal and state securities laws and regulations), or by which any property or asset of the Purchaser is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

5.6.     Filings. Consents and Approvals. The Purchaser is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Purchaser of the Transaction Documents, other than consents, waivers, authorizations, orders, notices, filings or registrations necessary in connection with the Required Approvals.

5.7.     Issuance of the Securities. Upon Closing, all of the Purchaser Shares issued to the U-Protein Shareholders will be duly and validly issued, fully paid and non-assessable shares in the capital of the Purchaser.

5.8.     Books and Records. The books and records of the Purchaser fairly and correctly set out and disclose in all material respects, in accordance with IFRS, the financial position of Purchaser as at the date hereof, and all material financial transactions of the Purchaser have been accurately recorded in such books and records.

5.9.     Corporate Records. The corporate records and minute books of the Purchaser contain complete and accurate copies of the constating documents of the Purchaser, minutes of all meetings and resolutions of the directors (including any committees thereof) and shareholders of the Purchaser, and the share certificate books, register of shareholders, register of transfers and register of directors of the Purchaser are complete and accurate in all material respects.

5.10.     Officers and Directors. The officers and directors of the Purchaser are as follows:

Name	Position
Thomas D’Orazio	CEO, President and Director
Natasha Tsai	CFO
Robert Beecroft	CTO and Director
Dawn Wattie	Corporate Secretary
Guy Champagne	Director
James Kuo	Director
Greg Smith	Director

5.11.     Reporting Issuer. The Purchaser is a reporting issuer in good standing in the province of British Columbia and Alberta, and is not in default of any applicable securities, taxation and corporate legislation, regulations, orders, notices or policies in force therein.

5.12.     Disclosure Record. The Purchaser has timely filed with the relevant authorities all documents required to have been filed by it under the securities laws applicable to it. As of their respective dates, each of the Purchaser Public Filings complied in all material respects with the requirements of the applicable securities laws pertaining to such filings, and none of the Purchaser Public Filings contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made. There have been no confidential material change reports filed by the Purchaser with any securities regulatory authority having jurisdiction.

5.13.     Exchange Listing and Filings. The Purchaser Shares are listed on the TSXV and, on the Closing Date, the Purchaser Shares to be issued to the U-Protein Shareholders as set out in Section 2.2 hereto will have been approved for issuance, listing and, upon expiry of all resale restrictions, trading through the TSXV.

Share Exchange Agreement

5.14.     Purchaser Financial Statements. The Purchaser Financial Statements have been prepared in accordance with applicable securities laws and in accordance with IFRS and present fairly the assets, liabilities and the financial position of the Purchaser as at the dates indicated and the results of operation of the Purchaser for the periods indicated and no Material Adverse Effect in such financial position or such results of operation has occurred since the dates thereof. The Purchaser has not received any advice or notification from its independent certified public accountants that the Purchaser has used any improper accounting practice that would have the effect of not reflecting or incorrectly reflecting in the Purchaser Financial Statements or the books and records of the Purchaser, any properties, assets, liabilities, revenues or expenses.

5.15.     Litigation. There is no Action pending or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser or any of its properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the transactions contemplated therein or (ii) could, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect. Neither the Purchaser, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under applicable securities laws or a claim of breach of fiduciary duty. There has not been, and to the knowledge of the Purchaser, there is not pending or contemplated, any investigation by any Governmental Body involving the Purchaser or any current or former director or officer of the Purchaser.

5.16.     Compliance. To the Purchaser’s knowledge, after reasonable investigation, the Purchaser: (i) is not in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Purchaser under), nor has the Purchaser received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is not in violation of any judgment, decree, or order of any court, arbitrator or other governmental authority or (iii) is not and has not been in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

5.17.     Taxes. Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, the Purchaser (i) has made or filed all federal, state and local income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Purchaser know of no basis for any such claim.

6.	ADDITIONAL COVENANTS OF PARTIES

6.1.    Covenants of U-Protein. U-Protein hereby covenants and agrees with the Purchaser as follows, and the U-Protein Shareholders severally, but not jointly, covenant and agree to do such things as may be necessary or desirable to cause or permit U-Protein to comply with the following:

(a)     Conduct of Business. Between the date of this Agreement and the Closing of the transactions contemplated hereby, unless otherwise expressly contemplated or permitted in this Agreement or consented to in writing by the Purchaser, U-Protein will:

(i)    Conduct the Business substantially as presently operated and only in the ordinary course and in compliance with all applicable laws;

Share Exchange Agreement

(ii)     Maintain the books, records and accounts of U-Protein in the ordinary course of business and record all transactions on a basis consistent with Dutch GAAP

(iii)     Not amend the articles, by-laws or other constating documents of U-Protein or the terms of the outstanding securities of U-Protein, including any outstanding indebtedness and credit facilities of U-Protein;

(iv)     Not amalgamate, merge or otherwise consolidate itself with any other person or adopt or enter into a plan of liquidation or dissolution with respect to itself;

(v)     Not issue, sell, pledge, lease, dispose of or otherwise encumber any securities or any options, warrants or other rights to acquire securities, or redeem or purchase any of the outstanding securities of or ownership interests in U-Protein;

(vi)     Not incur or commit to incur any indebtedness for borrowed money (other than trade payables incurred in the ordinary course of business);

(vii)     Not guarantee, endorse or otherwise become responsible for any material liability, obligation or indemnity of any other person, or make any loans or advances;

(viii)     Not split, consolidate or reclassify any of the shares nor undertake any other capital reorganization;

(ix)     Not sell, lease, encumber or otherwise dispose of, directly or indirectly, any business, properties or assets of U-Protein, other than in the ordinary course of their respective businesses;

(x)     Not enter into any partnership, joint venture, memorandum of understanding, strategic alliance or similar agreement, arrangement or relationship, or any new material contract (other than contracts in the ordinary course of business); and

(xi)     Not declare, set aside or pay any dividend or other distribution to its shareholders or other owners.

(b)     U-Protein Financial Statements. U-Protein shall provide the Purchaser with the U-Protein Financial Statements as soon as practicable after the date hereof.

(c)     Conditions of Closing. U-Protein shall use commercially reasonable efforts to cause each of the terms and conditions precedent for the benefit of the Purchaser to be fulfilled on or before the Closing Date.

6.2.     Covenants of the Purchaser. The Purchaser hereby covenants and agrees with U-Protein and the U-Protein Shareholders as follows:

(a)     Conditions to Closing. The Purchaser shall use commercially reasonable efforts to cause each of the conditions to closing for the benefit of U-Protein and the U-Protein Shareholders to be fulfilled on or before the Closing Date.

(b)     Purchaser Financing. The Parties agree that the Purchaser will complete a non-brokered private placement of a minimum 5,100,000 Purchaser Shares at a price of $1.00 per Purchaser Share for minimum gross proceeds of $5,100,000 conjunction with closing of the Transaction (the “Financing”).

Share Exchange Agreement

6.3.     Mutual Covenants. Each of the Purchaser, U-Protein and the U-Protein Shareholders hereby covenant and agree each with the other as follows:

(a)     Confidentiality.

(i)     All information regarding U-Protein and the U-Protein Shareholders and their respective affiliates, provided to the Purchaser under this Agreement or in furtherance of the transactions contemplated hereunder, will be kept in strict confidence by the Purchaser and its affiliates or agents and will not be used, dealt with, exploited or commercialized or disclosed to any third party (other than the Purchaser’s professional advisors with a need to know such information for the purposes contemplated in this Agreement) by the Purchaser or any affiliate or agent of the Purchaser without the prior written consent of U-Protein unless (A) such disclosure is required by law, by regulatory authorities having jurisdiction with respect to the Purchaser or the transactions contemplated herein or by the TSXV, or (B) such disclosure is reasonably necessary for the completion of the transactions contemplated herein. If the transactions contemplated in this Agreement do not proceed for any reason, then upon receipt of a written request from U-Protein, the Purchaser will immediately return to U-protein or destroy all information regarding U-Protein, the U-Protein Shareholders and their respective affiliates provided in connection with the transactions contemplated in this Agreement.

(ii)     All information regarding the Purchaser and its affiliates, provided to U-Protein under this Agreement or in furtherance of the transactions contemplated hereunder, will be kept in strict confidence by U-Protein and its affiliates or agents and will not be used, dealt with, exploited or commercialized or disclosed to any third party (other than the U-Protein’s professional advisors with a need to know such information for the purposes contemplated in this Agreement) by U-Protein or any affiliate or agent of U-Protein without the prior written consent of the Purchaser unless (A) such disclosure is required by law, by regulatory authorities having jurisdiction with respect to U-Protein or the transactions contemplated herein or by the TSXV, or (B) such disclosure is reasonably necessary for the completion of the transactions contemplated herein. If the transactions contemplated in this Agreement do not proceed for any reason, then upon receipt of a written request from the Purchaser, U-Protein will immediately return to the Purchaser or destroy all information regarding the Purchaser and its affiliates provided in connection with the transactions contemplated in this Agreement.

(iii)     Notwithstanding the generality of the forgoing, the provisions of Section 6.3(a)(i) and 6.3(a)(ii) shall not apply to any information that the Purchaser (in the case of Section 6.3(a)(i)) or U-Protein (in the case of Section 6.3(a)(ii)) can demonstrate:

(A)     is or becomes available to the public other than as a direct or indirect result of any violation by the Purchaser of Section 6.3(a)(i) or U-Protein of Section 6.3(a)(ii);

(B)     is or becomes available to the Purchaser (in the case of Section 6.3(a)(i)) or U-Protein (in the case of 6.3(a)(ii)) on a non-confidential basis from a source other than the Purchaser or U-Protein, provided that such source does not owe a duty of confidentiality to U-Protein (in the case of Section 6.3(a)(i)) or the Purchaser (in the case of Section 6.3(a)(ii));

(C)     is or was demonstrably independently developed by the Purchaser (in the case of Section 6.3(a)(i)) or U-Protein (in the case of 6.3(a)(ii)) without the use of any information disclosed pursuant to Section 6.3(a)(i)) or Section 6.3(a)(ii)); or

(D)     was lawfully and demonstrably in the possession of the Purchaser (in the case of Section 6.3(a)(i)) or U-Protein (in the case of Section 6.3(a)(ii)) prior to its disclosure by U-Protein or the Purchaser.

(b)     Non-Solicitation. Until such time, if any, as this Agreement is terminated pursuant to the terms set out herein, except in accordance with the terms and conditions of this Agreement, U-Protein

Share Exchange Agreement

and the U-Protein Shareholders will not directly or indirectly solicit, initiate, entertain or accept any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or otherwise consider the merits of any unsolicited inquiries or proposals from, any person or entity (other than the Purchaser) relating to any transaction involving (i) the sale of any of businesses or assets (other than sales made in the ordinary course of business) of U-Protein; (ii) any sale of the capital stock or other ownership interests of U-Protein; or (iii) any merger, consolidation, business combination or similar transaction. U-Protein and the U-Protein shareholders agrees to promptly notify the Purchaser if it receives an unsolicited offer for any such transaction, or obtains information that such an offer is reasonably likely to be made, which notice shall include the identity of the prospective offeror and the consideration to be paid and terms of the prospective offer.

7.	SECURITIES REGULATORY APPROVALS

7.1.     The terms of this Agreement are subject to the approval of all securities regulatory authorities having jurisdiction with respect to this Agreement and the transactions contemplated herein, including, but not limited to, the TSXV (the “Required Approvals”).

7.2.     The Purchaser will with reasonable diligence do all such things and provide all such reasonable assurances as may be required to obtain the approval of all applicable regulatory authorities, including the TSXV, to the transactions contemplated in this Agreement.

7.3.     The U-Protein Shareholders and U-Protein shall promptly comply with all reasonable conditions and requirements of the TSXV to the completion of the transactions contemplated herein.

7.4.     If the TSXV or any other securities regulatory authority having jurisdiction with respect to this Agreement and the transactions contemplated herein (collectively the “Securities Authorities”), shall prevent the consummation of the transactions contemplated herein, neither of the parties nor their respective directors, officers, legal counsel, servants, or agents shall in any way be liable to the other parties to this Agreement in respect of any damages or losses suffered by them as a result of such failure of the Securities Authorities to give their approval, provided that such party has, with all due diligence and in good faith, used its commercially reasonable efforts to obtain the approval of such Securities Authorities.

7.5.     U-Protein and the Purchaser shall provide each other with reasonable opportunity to review and comment on all filings, applications, submissions and other material communications to Securities Authorities. U-Protein and the Purchaser shall use its commercially reasonable efforts to cooperate with and assist each other in the preparation and making of all filings, applications and submissions to such Securities Authorities.

7.6.     U-Protein and the Purchaser shall promptly notify each other of any material communication to such party from any Securities Authorities in respect of the transactions contemplated herein and shall provide the other party with a copy thereof if such communication is in writing. U-Protein and the Purchaser shall consult with each other prior to participating in any substantive meeting or discussion with any Securities Authorities in respect of the transactions contemplated herein and shall give each other the opportunity to attend and participate thereat.

8.	CONDITIONS PRECEDENT TO CLOSING

8.1.     Mutual Conditions Precedent. The respective obligations of the Purchaser, U-Protein and the U-Protein Shareholders to complete the transactions contemplated in this Agreement are subject to the fulfilment, at or prior to Closing, of the following conditions:

(a)     All securities regulatory authorities having jurisdiction with respect to this Agreement and the transactions contemplated herein, including, but not limited to, the TSXV, shall have approved such Agreement and such transactions;

Share Exchange Agreement

(b)     If required by any applicable law or securities regulatory authority having jurisdiction with respect to this Agreement and the transactions contemplated herein, including, but not limited to, the TSXV, the shareholders of the Purchaser shall have approved the transactions contemplated in this Agreement; and

(c)     There shall have been no action taken under any applicable law or by any Governmental Body which makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits or would otherwise have a Material Adverse Effect on the completion of the transactions contemplated in this Agreement.

8.2.     The conditions precedent in Section 8.1 are for the mutual benefit of the Purchaser and U-Protein and may be waived, in whole or in part, at any time by both U-Protein and the Purchaser, such waiver being without prejudice to any other right that any party may have. In the event any of the foregoing conditions contained in Section 8.1 are not fulfilled or performed at or before the Closing Date to the reasonable satisfaction of both the Purchaser and U-Protein, any of the Purchaser or U-Protein may terminate this Agreement by written notice to the other and in such event each of the Purchaser, U-Protein and the U-Protein Shareholders shall be released from all further obligations hereunder.

8.3.     Conditions Precedent to Purchaser Obligations. All of the obligations of the Purchaser to complete the transactions contemplated in this Agreement are subject to the fulfilment, at or prior to Closing, of the following conditions:

(a)     The respective representations and warranties of U-Protein and the U-Protein Shareholders contained in this Agreement shall be, in all material respects, true and correct when made and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on and as of such date;

(b)     U-Protein and each of the U-Protein Shareholders shall have performed and complied in all material respects with all of their respective covenants and obligations required to be performed prior to Closing;

(c)     U-Protein obtaining all required directors’, shareholders’, regulatory, and third party consents, including without limitation, approval of the TSXV, required for the Transaction;

(d)     At Closing, there shall have been no materially adverse change in the affairs, assets, liabilities or financial condition of U-Protein or the Business, taken as a whole;

(e)     At Closing, each of U-Protein and the U-Protein Shareholders shall have delivered those items set forth in Section 2.4(a) of this Agreement; and

(f)     Completion of the Financing concurrently with closing of the Transaction.

8.4.     The conditions precedent in Section 8.3 are for the benefit of the Purchaser and may be waived, in whole or in part, at any time by the Purchaser, such waiver being without prejudice to any other right that any party may have. In the event any of the foregoing conditions contained in Section 8.3 are not fulfilled or performed at or before the Closing Date to the reasonable satisfaction of the Purchaser, the Purchaser may terminate this Agreement by written notice to U-Protein and the U-Protein Shareholders and in such event each of the Purchaser, U-Protein and the U-Protein Shareholders shall be released from all further obligations hereunder.

8.5.     Conditions Precedent to U-Protein and U-Protein Shareholders Obligations. All of the obligations of U-Protein and the U-Protein Shareholders to complete the transactions contemplated in this Agreement are subject to fulfilment, at or prior to Closing, of the following conditions:

(a)     The representations and warranties of the Purchaser contained in this Agreement shall be, in all material respects, true and correct when made and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on and as of such date;

Share Exchange Agreement

(b)     The Purchaser shall have performed and complied in all material respects with all of its covenants and obligations required to be performed prior to Closing;

(c)     The Purchaser obtaining all required directors’, shareholders’, regulatory, and thirdparty consents, including without limitation, approval of the TSXV, required for the Transaction;

(d)     At Closing, there shall have been no materially adverse change in the affairs, assets, liabilities or financial condition of the Purchaser, taken as a whole; and

(e)     At Closing, the Purchaser shall have delivered those items set forth in Section 2.4(b) of this Agreement.

8.6.     The conditions precedent in Section 8.5 are for the benefit of U-protein and the U-Protein Shareholders and may be waived, in whole or in part, at any time by U-Protein and the U-Protein Shareholders, such waiver being without prejudice to any other right that any party may have. In the event any of the foregoing conditions contained in Section 8.5 are not fulfilled or performed at or before the Closing Date to the reasonable satisfaction of U-Protein or the U-Protein Shareholders, any of U-Protein or the U-Protein Shareholders may terminate this Agreement by written notice to the other and in such event each of the Purchaser, U-Protein and the U-Protein Shareholders shall be released from all further obligations hereunder.

9.	SURVIVAL OF REPRESENTATIONS AND WARRANTIES.

9.1.     The covenants, agreements, representations, warranties, and indemnities of the parties contained in this Agreement shall survive Closing of the transactions contemplated herein and, notwithstanding Closing or any documents delivered or investigations made in connection therewith, shall continue in full force and effect for a period after Closing, provided that a claim for a breach of any such representation or warranty, to be effective, must be asserted in writing on or prior to the applicable expiration time set out in this Section 9.1, provided that a claim for any breach of any representations or warranties contained in this Agreement or in any of the Transaction Documents involving fraud or fraudulent misrepresentations may be made at any time following the Closing Date, subject only to applicable limitation periods imposed by law.

9.2.     No investigations made by or on behalf of any or all of the parties to this Agreement at any time shall have the effect of waiving, diminishing the scope of, or otherwise affecting any representation or warranty made by any other party herein or pursuant hereto.

10.	COVENANTS

10.1.     U-Protein Financial Statements. As soon as commercially reasonable following the Closing, the parties shall prepare and deliver, the following financial statements of U-Protein (collectively, the “U-Protein Financial Statements”) or such further or lesser financial statements of U-Protein as the Purchaser is required to include in a business acquisition report pursuant to the provisions of Part 8 of National Instrument 51-102- Continuous Disclosure Obligations of the Canadian Securities Administrators (“NI 51-102”):

(a)

Audited (i) statements of comprehensive income, (ii) statement of changes in equity and (iii) statement of cash flows for each of U-Protein’s two most recently completed fiscal years ended prior to the Closing Date;

(b)	Audited statements of financial position as of the end of each of U-Protein’s two most recently completed fiscal years ended prior to the Closing Date;

Share Exchange Agreement

(c)

Unaudited (i) statements of comprehensive income, (ii) statement of changes in equity and (iii) statement of cash flows for U-Protein’s most recently completed three, six or nine month interim fiscal period (as applicable) ended prior to the Closing Date (if any);

(d)	Unaudited statements of financial position as of the end of U-Protein’s most recently completed three, six or nine month interim fiscal period (as applicable) ended prior to the Closing Date (if any);

(e)

The U-Protein Financial Statements shall be prepared in accordance with the requirements set forth in Part 8 of Nl 51-102 and the provisions of National Instrument 52-107 - Acceptable Accounting Principles and Auditing Standards applicable thereto.

The U-Protein Shareholders covenant and agree to use commercially reasonable efforts to co-operate with the auditors of the Purchaser in connection with the preparation of the U-Protein Financial Statements.

10.2.     Distribution of Excess Capital. On or before the Closing Date, U-Protein may declare a dividend to distribute any cash in excess of €500,000. U-Protein and the U-Protein Shareholders will ensure that €500,000 in cash will remain in U-Protein on the Closing Date.

10.3.     Default of Payment. If the Purchaser fails to pay or issue any payment under section 2.2(c) of this Agreement, U-Protein Shareholders, who collectively held all of the U-Protein Shares prior to the Closing Date, may:

(a)     provide notice to the Purchaser that the Purchaser is in default of its obligations under section 2.2(c) of this Agreement (the “Event of Default”); and

(b)     require the Purchaser to remedy the Event of Default (the “Notice of Default”).

The Purchaser will have 90 days after receipt of the Notice of Default to remedy the Event of Default or to commence and to thereafter diligently continue to remedy the Event of Default. If the Event of Default is not remedied or being diligently remedied by the Purchaser within 90 days of receipt of the Notice of Default, then the U-Protein Shareholder may require the Purchaser to sell all of the U-Protein Shares to the U-Protein Shareholders at their fair market value provided that the fair market value will be determined by an independent valuator selected by the U-Protein Shareholders and the Purchaser on mutual approval.

11.	COLLECTION OF PERSONAL INFORMATION

11.1.     The U-Protein Shareholders acknowledge and consent to:

(a)

the fact that the Purchaser is collecting the U-Protein Shareholders’ personal information (as that term is defined under applicable privacy legislation, including, without limitation, the Persona/Information Protection and Electronic Documents Act (Canada) and any other applicable similar, replacement or supplemental provincial or federal legislation or laws in effect from time to time);

(b)	the Purchaser will retain such personal information for as long as permitted or required by law or commercially reasonable business practices for publicly traded entities; and

(c)

the fact that the Purchaser may be required by the applicable securities laws of the applicable province, the rules and policies of any stock exchange or the rules of the Investment Industry Regulatory Organization of Canada to provide regulatory authorities with any personal information provided under this Agreement or any of the Transaction Documents.

Share Exchange Agreement

11.2.     The U-Protein Shareholders agree, acknowledge and consent that the Purchaser, as the case may be, may use and disclose the U-Protein Shareholders’ personal information as follows:

(a)	for internal use with respect to managing the relationships between and contractual obligations of the Purchaser and the U-Protein Shareholders;

(b)	for use and disclosure for income tax related purposes, including without limitation, where required by law, disclosure to Canada Revenue Agency;

(c)	for disclosure to securities regulatory authorities, the Exchange and other regulatory bodies with jurisdiction with respect to reports of trades and similar regulatory filings;

(d)

for disclosure to a governmental or other authority to which the disclosure is required by court order or subpoena compelling such disclosure and where there is no reasonable alternative to such disclosure;

(e)	for disclosure to professional advisers of the Purchaser in connection with the performance of their professional services;

(f)	for disclosure to any person where such disclosure is necessary for legitimate business reasons and is made with the U-Protein Shareholders’ prior written consent;

(g)	for disclosure to a court determining the rights of the parties under this Agreement or any of the Transaction Documents; or

(h)	for use and disclosure as otherwise required or permitted by law.

11.3.     The U-Protein Shareholders authorize the indirect collection of personal information (as defined in the applicable securities laws of the Province of Ontario) by the Ontario Securities Commission and confirms that the Seller has been notified by the Purchaser:

(a)	that the Purchaser will be delivering such personal information to the Ontario Securities Commission;

(b)	that such personal information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in the securities laws of the Province of Ontario;

(c)	that such personal information is being collected for the purpose of the administration and enforcement of the securities laws of the Province of Ontario; and

(d)

that the title, business address and business telephone number of the public official in the Province of Ontario who can answer questions about the Ontario Securities Commission’s indirect collection of personal information is as follows:

Administrative Support Clerk

Ontario Securities Commission

Suite 1903, Box 55, 20 Queen Street West

Toronto, Ontario M5H 3S8

Telephone: 416-593-3684

12.	MISCELLANEOUS.

12.1.     Time shall be of the essence of this Agreement.

Share Exchange Agreement

12.2.     This Agreement contains the whole agreement between the parties hereto in respect of the purchase and sale of U-Protein Shares and there are no warranties, representations, terms, conditions or collateral agreements expressed, implied or statutory, other than as expressly set forth in this Agreement.

12.3.     This Agreement may be amended or modified only by written instrument executed by each of the parties affected thereby or by their respective successors and permitted assigns.

12.4.     This Agreement shall ensure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Neither party may assign this Agreement without the consent of the other party which consent may be withheld for any reason whatsoever.

12.5.     Unless otherwise specifically provided for herein, each of U-Protein, the U-Protein Shareholders and the Purchaser shall be responsible for the expenses (including fees and expenses of legal advisors, accountants and other advisors) incurred by them, respectively, in connection with the negotiation and settlement of this Agreement and the completion of the transactions contemplated hereby. In the event of a termination of this Agreement prior to consummation of the transactions contemplated hereby, the obligation of each party to pay its own expenses will be subject to any rights that such party may have arising from a breach of this Agreement by another party.

12.6.     Neither this Agreement nor any right or obligation hereunder shall be assignable by any of the parties hereto without the prior written consent of each of the other parties hereto.

12.7.     Any notice to be given under this Agreement shall be duly and properly given if made in writing and delivered or facsimiled to the addressee at the address as set out on page one of this Agreement for each of U-Protein and the Purchaser, and for each of the U-Protein Shareholders, at the address set forth on such U-Protein Shareholder’s signature page to this Agreement. Any notice given as aforesaid shall be deemed to have been given or made on, if delivered, the date on which it was delivered or, if facsimiled, on the next business day after it was facsimiled. Any party hereto may change its address for notice from time to time by providing notice of such change to the other parties hereto in accordance with the foregoing.

12.8.     This Agreement may be executed in one or more counter-parts, each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

12.9.     With the exception of the provisions of the Deed of Warranty, this Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of British Columbia, and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

13.

13.1.     No claim shall be made by U-Protein or any of the U-Protein Shareholders against the Purchaser, or by the Purchaser against U-Protein or any of the U-Protein Shareholders, as a result of any misrepresentation or as a result of the breach of any covenant or warranty herein contained unless the aggregate loss or damage to such party exceeds $5,000.

13.2.     U-Protein managers may take one Board of Director position after closing to be determined by U-Protein when appropriate.

Share Exchange Agreement

19

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

IMMUNOPRECISE ANTIBODIES LTD.
by its authorized signatory:

Thomas D’Orazio
CEO and Director

U-PROTEIN EXPRESS B.V.
On its behalf PodiCeps B.V., on its behalf
Bionomics B.V. by its authorized signatory:

*
Martin Hessing

Share Exchange Agreement

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

IMMUNOPRECISE ANTIBODIES LTD.
by its authorized signatory:

Thomas D’Orazio
CEO and Director

U-PROTEIN EXPRESS B.V.
On its behalf PodiCeps B.V., on its behalf
Bionomics B.V. by its authorized signatory:

*
Martin Hessing

Share Exchange Agreement

U-PROTEIN SHAREHOLDER SIGNATURE PAGE

to that Share Exchange Agreement

dated the 10 day of August, 2017

*
in the presence of:	BIONOMICS B.V.

Signature of Witness	Martin Hessing

Name

Number of Shares: Address of Shareholder: Shareholder’s Jurisdiction of Residence:

Share Exchange Agreement

U-PROTEIN SHAREHOLDER SIGNATURE PAGE

to that Share Exchange Agreement

dated the 10 day of August, 2017

*
in the presence of:	UNIVERSITEIT UTRECHT HOLDING BV

Signature of Witnesss	Name: O. Schoots, Director

Name

Number of Shares:	7,200
Address of Shareholder:	Yalelaan 40, 3584 CM Utrecht
Shareholder’s Jurisdiction of Residence:	The Netherlands

Share Exchange Agreement

U-PROTEIN SHAREHOLDER SIGNATURE PAGE

to that Share Exchange Agreement

dated the 10 day of August, 2017

*
in the presence of:

Wieger Hemrika
Signature of Witness	WEIGER HEMRIKA

Name

Number of Shares:	3,600
Address of Shareholder:	Kattenburgerhof 52 1018KD
Shareholder’s Jurisdiction of Residence:	Amsterdam

Share Exchange Agreement

U-PROTEIN SHAREHOLDER SIGNATURE PAGE

to that Share Exchange Agreement

dated the 10 day of August, 2017

* in the Presence of:

Signature of Witness	ROLAND ROMIJN

Monique Kuipers
Name

Number of shares: Address of Shareholder: Shareholder’s Jurisdiction of Residence:

Share Exchange Agreement

SCHEDULE 2.1

to that Share Exchange Agreement

dated the 10 day of August, 2017

U-Protein Shareholders

U-Protein Shareholder	No. of Shares	Class of U-Protein Shares
Universiteit Utrecht Holding BV	7,200	Ordinary shares
Bionomics BV	3,600	Ordinary shares
Wieger Hemrika	3,600	Ordinary shares
Roland Romijn	3,600	Ordinary shares

Total	18,000

Share Exchange Agreement

SCHEDULE 4.3

to that Share Exchange Agreement

dated the 10 day of August, 2017

Share Capitalization of U-Protein

Designation of Security	Amount Authorized	Amount Outstanding
Shares	Unlimited	18,000
Share Purchase Warrants	Not Applicable	Nil
Stock Options	Not Applicable	Nil

Share Exchange Agreement

SCHEDULE 4.14

to that Share Exchange Agreement

dated the 10 day of August, 2017

Material Contracts of U-Protein

U-Protein has committed in cash and in kind contribution in a number of subsidy projects for a total obligation of 31.000 euro.

U-protein has a number of distributor arrangements in place

U-protein has a rent agreement within the Life Science Building that comprises of a part of the infrastructure to be paid in the rent during a 10 year period.

Share Exchange Agreement

SCHEDULE 4.19

to that Share Exchange Agreement

dated the 10 day of August, 2017

Premises of U-Protein

U-Protein has hired laboratories and offices in the Life Science Building at the Utrecht Science Park at the Yalelaan 62, 3584 CM, Utrecht, The Netherlands for a period of 3 years and can be prolonged each year.

Share Exchange Agreement

SCHEDULE 4.20

to that Share Exchange Agreement

dated the 10 day of August, 2017

Intellectual Property

U-Protein has no patents, patent applications, registered trademarks active. U-protein therefore believes that it has no Intellectual Property rights with the exception of trade secrets, copyright and other proprietary rights.

U-protein has constructed prior to the inception of the company and in the course of running U-protein a large number of expression vectors for particular cell lines that U-protein considers as her proprietary tools.

Licenses Granted on the Intellectual Property

U-Protein has 2 license agreement with lmmunoprecise Antibodies (Victoria, Canada) and Argenix (Gent, Belgium) in place that enables these customers to make use of the U-protein vectors.

Share Exchange Agreement

SCHEDULE 5.2

to that Share Exchange Agreement

dated the 10 day of August, 2017

Subsidiaries of Purchaser

0496106 B.C. Ltd. (private company formerly lmmunoPrecise Antibodies Ltd.)

Share Exchange Agreement

SCHEDULE 5.3

to that Share Exchange Agreement

dated the 10 day of August, 2017

Share Capitalization of the Purchaser

Designation of Security	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	38,578,522
Share Purchase Warrants	Not Applicable	Nil
Stock Options	Not Applicable	1,955,000

Share Exchange Agreement

SCHEDULE 6 - WARRANTY DEED

to that Share Exchange Agreement

dated the 10 day of August, 2017

(See Attached)

Share Exchange Agreement

DATED          2017

IMMUNOPRECISE ANTIBODIES LTD

as the Purchaser

and

UNIVERSITEIT UTRECHT HOLDING B.V.

BIONOMICS B.V.

WIEGER HEMRIKA

ROLAND A.P. ROMIJN

as the U-Protein Shareholders

U-PROTEIN EXPRESS B.V.

as the Company

WARRANTY DEED RELATING TO THE SHARE EXCHANGE AGREEMENT FOR THE

SALE AND PURCHASE OF THE ENTIRE SHARE CAPITAL OF

U-PROTEIN EXPRESS B.V.

1

CONTENTS

1.	DEFINITIONS AND INTERPRETATION	4

2.	WARRANTIES	4

3·	LIABILITY	5

4·	MISCELLANEOUS	5

5·	GOVERNING LAW AND JURISDICTION	6

SCHEDULE 1: U-PROTEIN SHAREHOLDERS’ WARRANTIES		9

SCHEDULE 2: COMPANY’S WARRANTIES		12

SCHEDULE 3: LIMITATIONS ON LIABILITY		19

SCHEDULE 4: DATA ROOM DVD		22

2

THIS WARRANTY DEED is made on              2017,

BETWEEN:

(1)

IMMUNOPRECISE ANTIBODIES LTD., a company duly formed under the laws of the Province of British Columbia, with its principal office located at Unit 3204, 4464 Markham Street, Victoria, BC V8Z 7X8 (the Purchaser);

(2)

UNIVERSITEIT UTRECHT HOLDING B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its corporate seat in Utrecht, the Netherlands and its registered address at Yalelaan 40, 3584 CM, Utrecht the Netherlands, registered with the trade register (handelsregister) of the Chamber of Commerce (Kamer van Koophandel) under number 30147272 (University Utrecht);

(2)

BIONOMICS B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of, the Netherlands, having its corporate seat in Houten, the Netherlands and its registered address at Hazenakker 18, 3994 EJ, Houten, the Netherlands, registered with the trade register (handelsregister) of the Chamber of Commerce (Kamer van Koophandel) under number 30166792 (Bionomics);

(3)	WIEGER HEMRIKA., a private individual residing at Kattenbruggerhof 52, 1018 KD Amsterdam, holder of a passport with number NT35F36B9 (Hemrika);

(4)

ROLAND A.P. ROMIJN., a private individual residing at Meester Tydemanstraat 234001 CR Tiel married with Mrs. MJHM Kuipers, born on 22-06-1969 te Idaarderadeel, holder of a passport with number NUJ33LHJ7 (Romijn); and

(5)

U-PROTEIN EXPRESS B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its corporate seat in Utrecht, the Netherlands and its registered address at Life Sciences Incubator, Utrecht Science Park, Yalelaan, 62, 3584 CM, Utrecht, The Netherlands, registered with the trade register of the Chamber of Commerce under number 30230407 (the Company).

University Utrecht, Bionomics, Hemrika and Romijn are hereinafter jointly also referred to as the U-Protein Shareholders and each as a U-Protein Shareholder. The U-Protein Shareholders and the Company are hereinafter jointly also referred to as the Warrantors and each as a Warrantor. The Purchaser and the Warrantors are hereinafter jointly also referred to as the Parties and each as a Party.

WHEREAS:

(A)	On the date of this Deed, the Purchaser, the U-Protein Shareholders and the Company entered into the SEA (as defined below).

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(B)	In connection with entering into the SEA, the Warrantors agreed to give the Warranties on the terms set out in this Deed.

IT IS AGREED AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION

1.1	The Schedules form part of this Deed and have the same force and effect as if set out in the body of this Deed. Any reference to this Deed includes the Schedules.

1.2

In this Deed, words and expressions defined and interpretations included in clause 1 of the SEA have the same meanings and interpretations, unless otherwise defined in this Deed or the context requires otherwise.

1.3	In this Deed, unless the context otherwise requires:

Breach:	has the meaning as defined in clause 3.1.

Claim:	has the meaning as defined in clause 3.2.

Company’s Warranties:	has the meaning as defined in clause 2.2.

Losses:	means any damages (including Taxes) suffered by the Purchaser or the Company arising out of or in connection with this Deed, as determined on the basis of sections 6:95 and 6:96 of the Dutch Civil Code.

SEA:	means the share exchange agreement between the Warrantors, the Purchaser and the Company dated on the date of this Deed.

U-Protein Shareholders’ Warranties:	has the meaning as defined in clause 2.1.

Warranties:	means the U-Protein Shareholders’ Warranties and the Company’s Warranties.

1.4

Any Warranty qualified by the expression ‘to the U-Protein Shareholders’ knowledge’ or ‘to the Warrantors’ knowledge’ or ‘so far as the U-Protein Shareholders are aware’ or ‘so far as the Warrantors are aware’ or any similar expression shall be deemed to comprise such knowledge, information, belief, awareness or knowledge that each Warrantor actually (jeitelijk) has or is deemed to have on the basis of due and careful consideration and diligent enquiry, enquiry in his/its capacity as a manager/employee and/or, as the case may be, shareholder of the Company, of all employees within the Company that reasonably would be expected to have knowledge of the relevant matters.

2.	WARRANTIES

2.1

Each U-Protein Shareholder, for itself and no other U-Protein Shareholder, hereby covenants, represents and warrants with and to the Purchaser that each of the statements and representation set forth in Schedule 1 to this Deed (the U-Protein Shareholders’ Warranties) are true and accurate as per the date of signing of this Deed and Closing.

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2.2

The Company hereby covenants, represents and warrants with and to the Purchaser that each of the statements and representation set forth in Schedule 2 to this Deed (the Company’s Warranties) are true and accurate as per the date of signing of this Deed and Closing.

3.	LIABILITY

3.1

Subject to the limitations as set out in Schedule 3, the U-Protein Shareholders shall be liable towards the Purchaser in the event the Warranties are not true and accurate at the signing date and the Completion Date (a Breach).

3.2

If the U-Protein Shareholders are liable towards the Purchaser: (a) pursuant to a claim in relation to a Warranty Breach (Claim); or (b) for a breach (before or after Completion) of this Deed, the Purchaser shall have the right to claim the Losses suffered as a result.

4.	MISCELLANEOUS

4.1	The applicability of sections 7:17 and 7:20 up to and including 7=23 DCC is hereby excluded

4.2	None of the rights or obligations under this Deed may be assigned or transferred without the prior written consent of all of the Parties.

4-3

This Deed may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. The Parties may enter into this Deed by signing any such counterpart.

4-4

No waiver of any provision of this Deed shall be effective unless such waiver is in writing and signed by or on behalf of the Party entitled to make such waiver. In addition, no failure to exercise, nor any delay in exercising, on the part of a Party, any right or remedy under this Deed shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy.

4-5	No amendment of this Deed shall be effective unless such amendment is in writing and signed by or on behalf of each of the Parties.

4.6

Each Party waives its right to rescind (ontbinden) this Deed, in whole or in part, on the basis of section 6:265 of the Dutch Civil Code or to request a competent court to amend this Deed on the basis of section 6:230(2) of the Dutch Civil Code. Furthermore, a Party in error (dwaling) shall bear the risk of that error in making this Deed.

4-7

Any notice in connection with this Deed shall be in writing in English and delivered by hand, registered post or courier using an internationally recognised courier company, to the addresses specified on the first page or such other address as a Party may inform the other Parties in writing, or by email. A notice shall be effective upon receipt and shall be deemed to have been received: (i) at the time of delivery, if delivered by hand, registered post or courier; or (ii) if delivered by email at the time of sending.

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5.	GOVERNING LAW AND JURISDICTION

5.1	Governing law

This Deed and any dispute, controversy or claim arising hereunder or in connection herewith, its subject matter or formation (including any dispute or claim relating to non-contractual obligations) shall be governed by and construed in accordance with the laws of the Netherlands.

5.2	Jurisdiction and forum

Any dispute, controversy or claim arising from or connected with this Deed, including one regarding the existence, validity or termination of this Deed or the consequences of its nullity and any non-contractual or other dispute (a Dispute) shall be referred to and finally resolved by arbitration in the Netherlands in accordance with the arbitration rules of the Netherlands Arbitration Institute (Nederlands Arbitrage Instituut) taking into account the following (the Rules), taking into account the following:

5.2.1

the arbitral tribunal shall consist of three arbitrators of which at least one (1) shall be a lawyer with a Netherlands law degree or admitted to practise Netherlands law, each of them appointed in accordance with the Rules.

5.2.2	the arbitral tribunal shall decide in accordance with the rules of law (naar de regelen des rechts).

5.2.3	the seat of the arbitration shall be Amsterdam, the Netherlands and the language of the arbitration shall be English.

5.2.4	the Parties waive any right to refer points of law to appeal to the courts, to the extent that such waiver can validly be made.

5.2.5	the Parties agree that the arbitral tribunal shall have the power to order on a provisional basis any relief which it would have power to grant in a final award.

[signature page follows]

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IN WITNESS whereof the Parties have executed this Deed on the date which appears first on the first page.

On behalf of IMMUNOPRECISE ANTIBODIES LTD

Name:
Title:

On behalf of UNIVERSITEIT UTRECHT HOLDING B.V.

Name:
Title:

On behalf of BIONOMICS B.V.

Name:
Title:

WIEGER HEMRIKA

ROLAND ROMIJN

Signature page Warranty Deed

The undersigned:

Mrs. MJHM Kuipers,, residing at the Meester Tydemanstraat 23

4001 CR in Tiel, born in te Idaarderadeel, the Netherlands, on 22-06-1969, married to Mr. R. Romijn,

herewith declares to grant her unconditional consent as referred to in article 88 paragraph 1, Book 1 of the Dutch Civil Code to the obligations of her husband, Mr. R. Romijn, pursuant to this Warranty Deed

Signed in                     on             2017

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SCHEDULE 1: U-PROTEIN SHAREHOLDERS’ WARRANTIES

Each U-Protein Shareholder, for itself and no other U-Protein Shareholder, hereby covenants, represents and warrants with and to the Purchaser as follows, and acknowledges that the Purchaser is relying on such covenants, representations and warranties in connection with the purchase of the U-Protein Shares:

1.1.

Such U-Protein Shareholder owns that number of U-Protein Shares set forth next to its name in Schedule 2.1 to the SEA hereto, as the beneficial and recorded owner thereof, with good and marketable title thereto, free and clear of all mortgages, liens, charges, security interests, adverse claims, pledges, encumbrances and demands whatsoever, with full right, power and authority to sell, transfer and deliver the same to the Purchaser upon Closing, and such U-Protein Shares are not subject to any shareholders’ agreement, voting trust agreement or similar agreement.

1.2.

If an individual, such U-Protein Shareholder is of legal capacity and age, and has all necessary power and authority to enter into the Transaction Documents and to carry out its, his or her obligations under the Transaction Documents.

1.3.

If an entity other than an individual, such U-Protein Shareholder is an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents otherwise to carry out its obligations thereunder. The execution and delivery of each of the Transaction Documents and performance by such U-Protein Shareholder of the transactions contemplated therein have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of such U-Protein Shareholder.

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No Person has any agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase from such U-Protein Shareholder of any of the U-Protein Shares held by it.

1.5.

Each of the Transaction Documents has been duly executed by such U-Protein Shareholder, and when delivered by such U-Protein Shareholder in accordance with the terms thereof, will constitute the valid and legally binding obligation of such U-Protein Shareholder, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

1.6.

Such U-Protein Shareholder represents that it has no right or claims whatsoever to any shares in the capital of, or any other equity or ownership interest in, U-Protein other than those U- Protein Shares set forth next to its name in Schedule 2.1 to the SEA, and does not have any

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options, warrants, or any other instruments or rights entitling such U-Protein Shareholder to exercise, purchase, convert or otherwise acquire any shares in the capital of, or any other equity or ownership interest in, U-Protein.

1.7.	The execution and delivery of the Transaction Documents and the consummation of the transactions contemplated hereby or thereby will not, in any material respect:

(a)	Violate, be in conflict with, result in any breach of, constitute a default, or cause the acceleration of any obligation of such U-Protein Shareholder, under:

(i)	Any agreement, instrument, license, permit or authority to which such U-Protein Shareholder is, or is entitled to be, a party or to which the U-Protein Shares are subject,

(ii)	Any judgment, decree, order, statute, rule or regulation applicable to such U-Protein Shareholder,

(iii)	Any provision of law or regulation of any Governmental Body or any judicial or administrative order, award, judgment or decree applicable to such U-Protein Shareholder, or

(iv)	Any provision of the constating documents, articles, by-laws, partnership agreement, resolutions, or other governing documents of such U-Protein Shareholder, if not an individual,

(b)	Result in the creation of any Lien upon any or all of the U-Protein Shares under any agreement or instrument whatsoever; or

(c)

Give to any person any material interest or rights that have not been waived prior to the date hereof, including pre-emptive or preferential rights of purchase of any part or all of the U-Protein Shares, or any right of termination, cancellation or acceleration under any agreement, instrument, license, permit or authority referred to in Section 1.7(a)(i);

1.8.

No permits, licenses, certifications, approvals, consents, or other action of a Governmental Body is required for the execution, delivery or performance by such U-Protein Shareholder of the Transaction Documents or the transactions contemplated hereby or thereby.

1.9.

Such U-Protein Shareholder is not a “U.S. person” as that term is defined in Rule 901(k) of Regulation S promulgated under the United States Securities Act of 1933; such U-Protein Shareholder was not in the United States at the time it received the offer to acquire the Purchaser Shares; and such U-Protein Shareholder was not in the United States at the time such U-Protein Shareholder decided to acquire the Purchaser Shares or at the time such U-Protein Shareholder executed this Deed.

1.10.	Such U-Protein Shareholder acknowledges and agrees that:

(a)	no securities commission or similar regulatory authority or other Governmental Body has reviewed or passed on the merits of the Purchaser Shares;

(b)	there is no government or other insurance covering the Purchaser Shares;

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(c)	there are risks associated with the purchase of the Purchaser Shares;

(d)

there are restrictions on such U-Protein Shareholder’s ability to resell the Purchaser Shares and it is the responsibility of such U-Protein Shareholder to find out what those restrictions are and to comply with them before selling the Purchaser Shares; and

(e)

the Purchaser has advised such U-Protein Shareholder that the Purchaser is relying on an exemption from the requirements to provide such U-Protein Shareholder with a prospectus and to sell securities through a person registered to sell securities under the Securities Act (British Columbia) and, as a consequence of acquiring securities pursuant to this exemption, certain protections, rights and remedies provided by the Securities Act (British Columbia), including statutory rights of rescission or damages, will not be available to such U-Protein Shareholder.

1.11.

Each U-Protein Shareholder is acquiring the Purchaser Shares for its own account, ·for investment purposes only and not with a view to resale or distribution or other disposition of the Purchaser Shares in violation to applicable securities laws.

1.12.

Each U-Protein Shareholder has been advised to consult with its own legal, tax and other advisors with respect to the merits of the acquisition of the Purchaser Shares and applicable resale restrictions, and each U-Protein Shareholder is solely responsible for compliance with applicable resale restrictions with respect to the Purchaser Shares.

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SCHEDULE 2: COMPANY’S WARRANTIES

U-Protein hereby covenants, represents and warrants with and to the Purchaser as follows, and acknowledges that the Purchaser is relying on such covenants, .representations and warranties in connection with the purchase of the U-Protein Shares:

1.1.

Organization and Qualification. U-Protein is an entity duly incorporated or otherwise organized, validly existing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. U-Protein is neither in violation nor in default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. U-Protein is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in: (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of U-Protein, taken as a whole, or (iii) a material adverse effect on U-Protein’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), being a “Material Adverse Effect”) and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

1.2.

Subsidiaries, Partnerships and Joint Ventures. U-Protein does not have any subsidiaries or agreements of any nature to acquire any subsidiary or to acquire or lease any other business operations and will not prior to the Closing Date acquire, or agree to acquire, any subsidiary or business without the prior written consent of the Purchaser. U- Protein is not a partner or a participant in any partnership, joint venture, profit sharing arrangement or other association of any kind, including as a beneficiary or trustee in any trust arrangement and is not party to any agreement under which U-Protein agrees to carry on any part of its business or any other activity in such manner or by which U-Protein agrees to any revenue or profit sharing arrangement

1.3.

Capitalization. The capitalization of U-Protein is as set forth on Schedule 4-3 to the SEA, and Schedule 2.1 to the SEA sets forth the number of U-Protein Shares owned beneficially, and of record, by the U- Protein Shareholders as of the date hereof. Except as set forth on Schedule 4-3 to the SEA, U-Protein has not issued any capital stock. No Person has any right of first refusal, pre-emptive right, right of participation, or any similar right granted by U- Protein to participate in the transactions contemplated by the Transaction Documents. Except as set out in Schedule 4-3 to the SEA, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire any shares in the capital stock, or contracts, commitments, understandings or

12

arrangements by which U-Protein is or may become bound to issue additional shares in the capital stock of U-Protein or U-Protein Share Equivalents. The consummation of the transactions contemplated under the Transaction Documents will not obligate U-Protein to issue interests in the share capital of U-Protein or other securities to any Person (other than the Purchaser) and will not result in a right of any holder of U-Protein securities to adjust the exercise, conversion, exchange or reset price under any of such securities. All of the outstanding shares of U-Protein’s share capital are duly authorized, validly issued, fully paid and non-assessable, have been issued in compliance with all applicable laws, and none of such outstanding shares was issued in violation of any pre-emptive rights or similar rights to subscribe for or purchase securities. On the Closing Date no further approval or authorization of any shareholder, the U-Protein Directors or others will be required to complete the transactions contemplated under the Transaction Documents. There are no shareholders agreements, voting agreements or other similar agreements with respect to U-Protein’s share capital to which U-Protein is a party or, to the knowledge of U-Protein, between or among any of the U-Protein Shareholders.

1.4.

Ownership of U-Protein Shares. The U-Protein Shareholders are the sole registered owners, and to the knowledge of U-Protein, the sole legal and beneficial owners, of all of the issued and outstanding U-Protein Shares, in the amounts set forth next to their respective names as set out on Schedule 2.1 to the SEA.

1.5.

Authorization; Enforcement. U-Protein has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents Agreement and each of the other Transaction Documents and otherwise to carry out its obligations thereunder. On the Closing Date, the execution and delivery of the Transaction Documents by U-Protein and the consummation by it of the transactions contemplated thereby will be duly authorized by all necessary action on the part of U-Protein and no further action will be required by U-Protein, the U-Protein Directors or the U-Protein Shareholders in connection herewith or therewith other than in connection with the Required Approvals. Each of the Transaction Documents to which U-Protein is a party, has been (or upon delivery will have been) duly executed by U-Protein and, when delivered in accordance with the terms thereof, will constitute the valid and binding obligation of U-Protein enforceable against U-Protein in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

1.6.

No Conflicts. The execution, delivery and performance by U-Protein of the Transaction Documents to which it is a party and the consummation by it of the transactions contemplated thereby do not and will not: (i) conflict with or violate any provision of U-Protein’s certificate or articles of incorporation, bylaws or other organizational or charter documents, (ii) could result in the creation of any Lien upon any of the properties or assets of U-Protein, or (iii)

13

subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which U-Protein is subject (including federal and state securities laws and regulations), or by which any property or asset of U-Protein is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

1.7.

Filings. Consents and Approvals. U-Protein is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by U-Protein of the Transaction Documents, other than consents, waivers, authorizations, orders, notices, filings or registrations necessary in connection with the Required Approvals.

1.8.

Books and Records. The books and records of U-Protein fairly and correctly set out and disclose in all material respects, in accordance with Dutch GAAP, the financial position of U-Protein as at the date hereof, and all material financial transactions of U-Protein relating to the Business have been accurately recorded in such books and records.

1.9.

Corporate Records. The corporate records and minute books of U-Protein contain complete and accurate copies of their respective constating documents, minutes of all meetings and resolutions of the directors or managers (including any committees thereof) and shareholders of U-Protein, respectively, and the share certificate books, register of shareholders, register of transfers and register of directors or managers of U-Protein are complete and accurate in all material respects.

1.10.	Officers and Directors. The officers and directors of U-Protein are as follows:

Name	Position
PodiCeps B.V.	Director (bestuurder)

1.11.

U-Protein Financial Statements. At the Closing Date, the U-Protein Financial Statements will have been prepared in accordance with local GAAP and will present fairly the assets, liabilities and the financial position of U-Protein as at the dates indicated and the results of operation of U-Protein for the periods indicated and no Material Adverse Effect in such financial position or such results of operation has occurred since the dates thereof.

1.12.	No Material Changes. Since December 31, 2016, U-Protein’s Business has been carried on in the normal course and:

(i)

except in accordance with terms of this Transaction, no dividend or other distribution on any shares in the capital of U-Protein has been made, declared or authorized and U-Protein has neither purchased nor redeemed nor agreed to purchase or redeem any of the shares in its capital;

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(ii)

no payment of any kind has been made or authorized to or on behalf of any of the U-Protein Shareholders or to or on behalf of officers, directors or shareholders of U-Protein; and U-Protein has not paid or agreed to pay any compensation, pension, bonus, share of profits or other benefit to, or for the benefit of, any employee, director or officer of U-Protein except in the ordinary course of business and has not increased or agreed to increase the compensation of any director, officer or management employee except in the ordinary course of business;

(iii)

there has to the Warrantors’ knowledge riot been any material adverse change in the financial position or condition of U-Protein or any damage, loss or other material adverse change in circumstances affecting U-Protein’s Business or its right or capacity to carry on business;

(iv)

U-Protein has not transferred, assigned, sold or otherwise disposed of any of its assets except in the ordinary course of business and has not mortgaged, pledged, subjected to lien, granted a security interest in or otherwise encumbered any of its assets;

(v)

has not discharged or satisfied any Lien or paid any obligation or liability (fixed or contingent) other than liabilities included in the U-Protein Financial Statements and liabilities incurred since December 31, 2016 in the ordinary course of business;

(v)	U- Protein has not suffered an extraordinary loss, or waived any rights of material value, or entered into any material commitment or transaction not in the ordinary course of business; and

(vi)	U-Protein has not incurred or assumed any obligation or liability (fixed or contingent), except secured and unsecured current obligations and liabilities incurred in the ordinary course of business.

1.13.	Sole Business. The Business is the only business which has been or is currently conducted by U-Protein.

1.14.

Material Contracts and Capital Commitments. Schedule 1.13 to the SEA sets forth the material agreements, contracts, mortgages, indentures and leases to which U-Protein is a party or to which it is bound (each, an “U-Protein Material Contract” and collectively, the “U-Protein Material Contracts”). Each U-Protein Material Contract is valid and binding and is in full force and effect, and U-Protein has not, nor to U-Protein’s knowledge has any third party, breached any material provision of, or is in default under the terms of, any such U-Protein Material Contract.

1.15.

Litigation. There is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of U-Protein, threatened against or affecting U-Protein or any of its properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”) which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction

15

Documents or the transactions contemplated therein or (ii) could, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect. Neither U-Protein nor any director or officer thereof is or has been the subject of any Action involving a claim of violation of or liability under applicable securities laws or a claim of breach of fiduciary duty. There has not been, and to the knowledge of U-Protein, there is not pending or contemplated, any investigation by any Governmental Body involving U- Protein, or any current or former director or officer of U-Protein.

1.16.

Labour Relations. No labor dispute exists or, to the knowledge of U-Protein, is imminent with respect to any of the employees of U-Protein, which could reasonably be expected to result in a Material Adverse Effect. None of U-Protein’s employees is a member of a union that relates to such employee’s relationship with U-Protein, and U-Protein is not a party to a collective bargaining agreement, and U-Protein believes that their relationships with their employees are good. To the knowledge of U-Protein, no executive officer of U-Protein is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and the continued employment of each such executive officer does not subject U-Protein to any liability with respect to any of the foregoing matters. U-Protein is to its knowledge in compliance with all applicable laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

1.17.

Compliance. To U-Protein’s knowledge, after reasonable investigation, U-Protein: (i) is not in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by U-Protein under), nor has U-Protein received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is not in violation of any judgment, decree, or order of any court, arbitrator or other governmental authority or (iii) is not or has not been in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labour matters, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

1.18.

Regulatory Permits. U-Protein possesses to its knowledge all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as currently conducted by them, except where the failure to possess such permits could not reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and U-Protein has not received any notice of proceedings relating to the revocation or modification of any Material Permit.

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1.19.

Title to Assets. U-Protein has good and marketable title in fee simple to all real property owned and leased by it as set forth in Schedule 4.19 to the SEA and good and marketable title in all personal property owned by it that is material to the Business, in each case free and clear of all Liens, except for (i) Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by U-Protein and (ii) Liens for the payment of federal, state or other taxes, for which appropriate reserves have been made therefor in accordance with Dutch GAAP and the payment of which is neither delinquent nor subject to penalties. Any real property and facilities held under lease by U-Protein are held by it under valid, subsisting and enforceable leases with which U-Protein are in material compliance. U-Protein has not granted or entered into any agreement, option, understanding or commitment to sell or otherwise dispose of or grant any Liens upon any of their respective real or personal property or assets, or any part thereof, or any right or privilege capable of becoming an agreement, option, understanding or commitment to sell or otherwise dispose of or grant any Liens upon any of their respective real or personal property or asset or any part thereof, other than sales or other dispositions made in the ordinary course of business.

1.20.

Intellectual Property. U-Protein has no inventions or running patents, patent applications, trademarks or trademark applications. The trade names of U-Protein are exhaustively listed in the chamber of commerce excerpt of U-Protein. In addition thereto, U-Protein has trade secrets, copyrights and licenses. As set forth in Schedule 4.20 to the SEA, U-Protein has constructed a large number of expression vectors that the Company considers as a proprietary trade secret. However, the Company can not guarantee that these vectors are not or in part infringing on patent or other positions of third parties. U-Protein has not received a written notice of a claim or otherwise has any knowledge that the Company violates or infringes upon the rights of any Person. Except as set forth in Schedule 4.20 to the SEA, U-Protein has not licensed any of its Intellectual Property Rights. To the knowledge of U-Protein, there is no existing infringement by another Person of any of the Intellectual Property Rights. U- Protein has taken reasonable security measures to protect the secrecy, confidentiality and value of all of their constructed vectors, except where failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

1.21.

Tax Status. Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, U-Protein (i) has made or filed all federal, state and local income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers and managers of U-Protein know of no basis for any such claim.

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1.22.

Related Party Indebtedness. Except as disclosed in U-Protein Financial Statements and salaries incurred in the ordinary course of business since the date thereof, U- Protein has no loans or indebtedness outstanding which have been made to or from directors, former directors, officers, shareholders and employees of U-Protein or to any person or corporate body not dealing at arm’s length with any of the foregoing, and will not, prior to closing, pay any such indebtedness unless in accordance with budgets agreed in writing by the Purchaser.

1.23.

Guarantees of Indebtedness. U-Protein has not guaranteed any dividend, obligation or indebtedness of any other Person, nor has any other Person guaranteed any dividend, obligation or indebtedness of U-Protein.

1.24.

Insurance. U-Protein is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which U-Protein is engaged. U-Protein does not have any reason to believe that U-Protein will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

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SCHEDULE 3: LIMITATIONS ON LIABILITY

1.	Claims and Compensation

1.1

In the event of a Breach, the U-Protein Shareholders shall be severally but not jointly be liable to pay to the Purchaser, or to any other person designated by the Purchaser, at the Purchaser’s election an amount equal to the U-Protein Shareholder’s proportion to the Shares as reflected in Recital A of the SEA (i.e. 40/20/20/20) of (i) the amount necessary to place the Company in the position in which it would have been if the relevant Breach had not occurred or (ii) the actual amount of Losses suffered or incurred by the Purchaser in respect of such Breach.

1.2

In the event of a Breach, the Purchaser shall within [20] Business Days after discovery of the circumstances relating to such Breach, submit to the U-Protein Shareholders a Claim for compensation of Losses which shall set out: (a) reasonable particulars of the facts relating to such Claim; (b) an estimate of the likely amount of the Claim; and (b) the election of the Purchaser as referred to in clause 1.1 provided, however, that any failure or delay on the part of the Purchaser to notify the U-Protein Shareholders in accordance with this Clause shall not prejudice the Purchaser’s right to make a Claim, provided however that any additional damages that are caused by the Purchaser informing the U-Protein Shareholders after said 20 Business Days, will remain for the expense of Purchaser.

2.	Defence against Third Party Claims

Where a Claim of the Purchaser for Losses is based upon or relates to a Third Party Claim, the Purchaser shall notify the U-Protein Shareholders of such Third Party Claim promptly after becoming aware thereof but in any event within 20 Business Days after having received a written notice of such Third Party Claim. Within 10 Business Days after the date of that notification the Parties shall consult each other on the course of action to be taken. The U-Protein Shareholders shall, however, at their sole reasonable discretion, be entitled at their own cost to take, or require the Purchaser to procure that the Company will take, any action necessary to defend or settle the Third Party Claim, whereby it is agreed that any course of action taken, irrespective by which Party, shall be consistent with past practice. The U-Protein Shareholders shall use reasonable endeavours to strike a fair balance between the interests of the U-Protein Shareholders in keeping the Compensation as low as possible and the interests of the Purchaser and the Company to maintain good business relations with the third party concerned. The Parties shall cooperate with each other in dealing with any Third Party Claim and shall allow each other and their representatives, upon reasonable written notice, access during normal business hours to such books, records and other information, including the right to inspect and take copies, as may be reasonably required. Such books and records will be subject to a duty of confidentiality except for disclosure necessary for resolving such Third Party Claim or otherwise required by Applicable Law or stock exchange rules.

3.	Effect of Tax, provisions and insurance

In determining the amount of any Losses or whether the thresholds referred to in clause 5 have been reached, the following factors shall be taken into account: (a) any actual reduction in Tax

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payable by the Company, to the extent that such refund or reduction is attributable to the facts giving rise to the Claim and (b) any amount actually received by the Company under an insurance policy or from a third party, to the extent that such amount is attributable to the facts giving rise to the Claim.

4.	Limitations

4.1	Limitations in time

A notice of a Claim can be given by the Purchaser to the U-Protein Shareholders:

(a)	Until expiry of the applicable statute of limitations with respect to the Warranties set out in paragraphs 1.1, 1.2, 1.3, 1.4 and 1.5 of Schedule 2;

(b)

until six (6) months after the expiry of the applicable statute of limitations, being the period during which any competent Tax Authority is authorised to impose a Tax Claim on the Company, with respect to the Warranties set out in paragraph 1.21 of Schedule 2;

(c)	within 18 (eighteen) months from the Closing Date in respect of all other Warranties in this Deed.

4.2	Maximum liability

The aggregate liability of each of the U-Protein Shareholders in respect of any Claims in respect of the Warranties, shall not exceed 30% (thirty percent) of such U-Protein Shareholders’s proportion of the purchase price that has been paid at the date that any such Claim is finally settled, except for Claims with respect to the Warranties set out in paragraphs 1.1, 1.2, 1.3, 1.4 and 1.5 of Schedule 2 for which the liability of the U-Protein Shareholders shall be unlimited and not restricted by the terms of this clause 4.2.

5.	Minimum claims

Subject to any other limitations set out in this Deed, the U-Protein Shareholders shall not be liable for a Breach unless: (a) the amount of an individual Claim, or a series of Claims arising from similar or related matters or circumstances, exceeds EUR 10,000; and (b) the aggregate amount of all Claims exceeds EUR 50,000, in which case the U-Protein Shareholders’ liability shall extend to the full amount of all Claims and shall not be limited to the excess only.

6.	No double recovery

The Purchaser shall not be entitled to recover from the U-Protein Shareholders more than once in respect of any Damages if such Damages are caused by more than one Breach of the Warranties.

7.	No fraud

The limitations of the liability of U-Protein Shareholders pursuant to this Schedule 3 shall not apply in the event of fraud (fraude), wilful misconduct (opzet) or, intentional misrepresentation (bedrog) on the part of U-Protein Shareholders or the Company as a result of which one or more Warranties is inaccurate or misleading.

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8.	No liability for Disclosed Information.

8.1

In connection with the due diligence investigation, the U-Protein Shareholders have provided the written information regarding the Shares, the Company and the business of the Company as stored on the DVD an index of which is attached hereto as Schedule 4 and/or the Disclosure Letter (Disclosed Information) to the Purchaser.

8.2

The U-Protein Shareholders shall not be liable for a breach of the Warranties if and to the extent the relevant fact, circumstance or matter resulting in such breach has been Fairly Disclosed in the Disclosed Information. Fairly Disclosed means: fairly and unambiguously disclosed in such a manner that a purchaser reviewing the relevant information could have reasonably assessed the financial, legal, commercial or other relevance and consequence thereof, provided however that where reference is made to a document or a particular part of a document, but the document itself is not included in the Disclosed Information, then such reference and document or particular part of a document shall not be deemed to have been Fairly Disclosed. On the basis of the Disclosed Information, the Purchaser is not aware of any Breach.

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SCHEDULE 4: DATA ROOM DVD

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SCHEDULE 7 – TRANSFER DEED

to that Share Exchange Agreement

dated the 10 day of August, 2017

(See Attached)

Share Exchange Agreement

RRI/ALDE/IMMAD

9 August 2017

TRANSFER OF EIGHTEEN THOUSAND (18,000) ORDINARY SHARES

IN THE SHARE CAPITAL OF U-PROTEIN EXPRESS B.V.

This day, the      day of August, two thousand and seventeen, appeared before me, Renatus Martinus Rieter, civil law notary officiating in The Hague, the Netherlands:                     , for the purposes hereof acting as a written attorney of:

1.

Universiteit Utrecht Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organised under the laws of the Netherlands, having its corporate seat in Utrecht, and with business address: Yalelaan 40, 3584 CM Utrecht, registered in the trade register under number 30147272, hereinafter referred to as “Universiteit Utrecht Holding”;

2.

Bionomics B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organised under the laws of the Netherlands, having its corporate seat in Houten, and with business address: Hazenakker 18, 3994 EJ Houten, registered in the trade register under number 30166792, hereinafter referred to as: “Bionomics”;

3.

Wieger Hemrika, born in Amsterdam, the Netherlands on the thirteenth day of August nineteen hundred sixty, residing at Kattenburgerhof 52, 1018 KD Amsterdam, not married, holder of a passport of the Netherlands with number NT35FF36B9, hereinafter referred to as: the “Mr. Hemrika”;

4.

Roland Antonius Paulus Romijn, born in Tiel, the Netherlands on the twelfth day of February nineteen hundred seventy-one, residing at Mr. Tydemanstraat 23, 4001 CR Tiel, married, holder of a passport of the Netherlands with number NUJ33LHJ7, hereinafter referred to as: the “Mr. Romijn”;

5.

lmmunoprecise Antibodies Ltd., a company organised under the laws of the Province of British Columbia, Canada, having its principal office at Unit 3204, 4464 Markham Street, Victoria BC V8Z7X8, registered under the laws of the Province of British Columbia, under number C1088362, hereinafter referred to as: the “Buyer’’; and

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6.

U-Protein Express B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organised under the laws of the Netherlands, having its corporate seat in Utrecht, and with business address: Yalelaan 62, 3584 CM Utrecht, registered in the trade register under number 30230407, hereinafter referred to as: the “Company”.

The appearing person, acting as aforementioned, declared:

WHEREAS:

(A)

The total share capital of the Company amounts to eighteen thousand euro (EUR 18,000, consisting of (18,000) ordinary shares, numbered 1 up to and including 18,000, each share having a nominal value of one euro (EUR 1) .

(B)	The Sellers hold the Shares as follows:

•	Universiteit Utrecht Holding, seven thousand two hundred (7,200) ordinary shares, numbered 1 up to and including 7,200 (the “UU Shares”);

•	Bionomics, three thousand six hundred (3,600) ordinary shares, numbered 7,201 up to and including 10,800 (the “Bionomics Shares”);

•	Mr. Hemrika, three thousand six hundred (3,600) ordinary shares, numbered 10,801 up to and including 14,400 (the “Hemrika Shares”); and

•	Mr. Romijn, three thousand six hundred (3,600) ordinary shares, numbered 14,401 up to and including 18,001 (the “Romijn Shares”),

the UU Shares, Bionomics Shares, Hemrika Shares, and the Romijn Shares, hereinafter referred to as: the “Shares”.

(C)	On the day of August, two thousand and seventeen the parties to this deed entered into a share exchange agreement, this agreement hereinafter referred to as: the “Agreement”.

Pursuant to the Agreement the Sellers are obliged, among other things, to transfer their Shares to the Buyer, which transfer the Sellers and the Buyer wish to effectuate by this deed. A copy of the Agreement is attached to this deed (Annex).

(D)	The Sellers and the Buyer now wish to give effect to the above.

IT IS HEREBY AGREED AS FOLLOWS:

Transfer

Article 1

1.1	Pursuant to the Agreement, the Sellers hereby transfer the Shares to the Buyer as follows:

(a)	Universiteit Utrecht Holding transfers the UU Shares to the Buyer;

(b)	Bionomics transfers the Bionomics Shares to the Buyer;

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(c)	Mr. Hemrika transfers the Hemrika Shares to the Buyer; and

(d)	Mr. Romijn transfers the Romijn Shares to the Buyer,

who hereby accepts the Shares from the Sellers, such subject to the provisions laid down in the Agreement and the agreement embodied in this deed.

1.2	The Shares are for the account and risk of the Buyer as per the date hereof.

Purchase price

Article 2

2.1	The purchase price for the Shares and the method of payment appears from the Agreement and is sufficiently known to the Sellers and the Buyer.

2.2

Prior to the execution of this deed, the Buyer has paid part of the purchase price, being an amount of two million seven hundred thirty-four thousand seven hundred thirty-two euro (EUR 2,734,732) (the “Cash Payment”) into the trust account (kwaliteitsrekening) of R.M. Rieter, civil law notary, being NL66ABNA0240486331 in the name of ‘Kwaliteitsrekening Notariaat Bird & Bird’ with ABN AMRO Bank (BIC: ABNANL2A) (the “Notary’s Account”).

2.3	The Cash Payment paid to the Notary’s Account is allocated to the Shares as follows:

(a)	the Buyer has paid an amount of nine hundred twelve thousand four hundred eighty-eight euro (EUR 912,488) for the UU Shares (the “UU Consideration”);

(b)	the Buyer has paid an amount of four hundred fifty-six thousand two hundred forty-four euro (EUR 456,244) for the Bionomics Shares (the “Bionomics Consideration”); and

(c)	the Buyer has paid an amount of six hundred eighty-three thousand euro (EUR 683,000) for the Hemrika Shares (the “Hemrika Consideration”);

(d)	the Buyer has paid an amount of six hundred eighty-three thousand (EUR 683,000) for the Romijn Shares (the “Romijn Consideration”).

2.4	The Sellers hereby instruct the civil law notary to transfer the Cash Payment to the following bank accounts:

(a)

Universiteit Utrecht Holding hereby instructs the civil law notary to transfer the UU Consideration to bank account number NL34 RABO 0379 8590 09 at Rabobank Bank in Utrecht (BIC: RABONL2U) in the name of Universiteit Utrecht Holding. Universiteit Utrecht Holding hereby grants discharge to the Buyer for its obligation to pay the UU Consideration;

(b)

Bionomics hereby instructs the civil law notary to transfer the Bionomics Consideration to bank account number NL83RABO0379851725 at Rabobank Rijn en Heuvelrug in Houten, The Netherlands (BIC: RABONL2U) in the name of Bionomics. Bionomics hereby grants discharge to the Buyer for its obligation to pay the Bionomics Consideration;

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(c)

Hemrika hereby instructs the civil law notary to transfer the Hemrika Consideration to bank account number NL67 INGB 0003 6074 08 at ING Bank in Amsterdam in the name of Hemrika. Hemrika hereby grants discharge to the Buyer for its obligation to pay the Hemrika Consideration; and

(d)

Romijn hereby instructs the civil law notary to transfer the Romijn Consideration to bank account number NL 191NGB0005689698 at ING Bank in Tiel, the Netherlands (BIC: INGBNL2A), in the name of Romijn. Romijn hereby grants discharge to the Buyer for its obligation to pay the Romijn Consideration.

Warranties

Article 3

The Sellers warrant (garanderen) to the Buyer that at this time the following is correct:

(a)	the Sellers are fully entitled to the Shares;

(b)	the Sellers have validly acquired the Shares in the manner stated in article 4 to this deed;

(c)	the Sellers’ right on the Shares is unconditional and not subject to a restriction, dissolution or nullification whatsoever;

(d)	the Sellers have the legal authority to transfer the Shares;

(e)	the Sellers have not been deprived of the authority to alienate the Shares by virtue of section 2:22a, paragraph 1, of the Dutch Civil Code, hereinafter referred to as: “DCC”;

(f)	the Shares are fully paid-up;

(g)	the Shares are not encumbered with any pledge or usufruct;

(h)	no depositary receipts in respect to the Shares have been issued.

Acquisition by Seller

Article 4

The Sellers acquired the Shares upon issue by the notarial deed of incorporation of the Company, executed before a deputy of Kees Hendrikus Josef Flink, at that time civil law notary officiating in Utrecht, on the twenty-fourth day of September, two thousand and seven.

Restrictions on transfer of Shares

Article 5

The restrictions on the transfer of shares, as laid down in article 17 of the articles of association of the Company (the obligation to offer for sale) need not to be complied with in

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connection with the transfer of the Shares, since all shareholders of the Company are party to this deed and hereby waive one another’s rights under the share transfer restriction clause and unanimously grant their consent to the transfer of the Shares to the Buyer.

Prior agreements

Article 6

Unless otherwise provided for in this deed, all that has been agreed between the Sellers and the Buyer relating to the transfer of the Shares prior to the execution of this deed shall remain in full force and effect, provided, however, that a condition subsequent, if any, may no longer be invoked, and a condition precedent, if any, is deemed to have been fulfilled.

Dissolution

Article 7

The Sellers and the Buyer waive the right to dissolve the agreement contained in this deed under the provisions of section 6:265 DCC.

Acknowledgement

Article 8

The Company hereby acknowledges the transfer of the Shares and shall cause the required notes to be entered into its shareholders’ register.

Concentration

Article 9

The present transfer of shares will not effect a concentration for which an official notification is required within the meaning of the Competitive Trading Act (Mededingingswet).

Governing law

Article 10

10.1	The agreement contained in this deed is governed by and construed in accordance with Dutch law.

10.2	The District Court of The Hague, the Netherlands, shall have exclusive jurisdiction in relation to any matters arising out of, or in connection with, the agreement contained in this deed.

Civil law notary

Article 11

The Sellers declare to have knowledge of the fact that the civil law notary, Renatus Martinus Rieter, is associated with Bird & Bird LLP, the firm that has acted as legal counsel of the Buyer with regard to this transaction.

With reference to the Regulation on Professional Rules of Conduct ( Verordening beroeps- en gedragsregels) established by the Royal Professional Organisation of Civil Law Notaries (Koninklijke Notariele Beroepsorganisatie) the Sellers hereby explicitly

5

declare to consent to the fact that the Buyer is assisted and represented by Bird & Bird LLP in relation to the agreement embodied in this deed and any agreements that may be concluded and any disputes that may arise in connection therewith.

Interpretation

Article 12

12.1

In this deed Dutch legal concepts are expressed in English terms, with the original Dutch term occasionally in brackets. Although an attempt has been made to translate them as literally as possible, the Dutch concepts concerned may not be exactly identical to the concepts described by the English terms. In case of a dispute on the interpretation of these concepts, the Dutch interpretation shall prevail.

12.2	Headings are inserted for convenience only and shall not affect the interpretation of this deed.

POWERS OF ATTORNEY/ATTACHMENTS

1.	The powers of attorney to the appearing person are evidenced by written documents, which are attached to this deed.

2.	Furthermore to this deed is attached a copies of the Agreement.

CLOSE

The appearing person is known to me, civil law notary.

THIS DEED, drawn up to be kept in the civil law notary’s custody, was executed in The Hague, the Netherlands, on the date mentioned in its heading.

Prior to the execution of this deed, I, civil law notary, informed the appearing person of the substance of the deed and gave the appearing person an explanation thereon, and furthermore pointed out the consequences which will result for the parties, or one or more of them, from the contents of this deed.

The appearing person then declared to have taken notice of the contents of this deed after timely being given the opportunity thereto and not to require this deed to be read out in full.

Immediately after a limited reading, this deed was signed by the appearing person and me, civil law notary.

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SCHEDULE 8 – MANAGEMENT AGREEMENTS

to that Share Exchange Agreement

dated the 10 day of August, 2017

(See Attached)

Share Exchange Agreement

EMPLOYMENTAGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) dated this      day of August 2017 (the “Effective Date”) is:

BETWEEN:

U-PROTEIN EXPRESS BV. having its business address at Life Sciences Incubator, Utrecht, Science Park, Yalelaan, 62, 3584, CM, Utrecht, The Netherlands

(“Company”)
AND:

IMMUNOPRECISE ANTIBODIES LTD. having its business address at U.Vic Vancouver Island Technology Park, #3204-4464 Markham Street, Victoria, BC, Canada, V8Z 7X8

(“IPA”)

AND:	WIEGER HEMRIKA, having an address at Kattenburgerhof 52, 1018 KD Amsterdam, The Netherlands

(“Wieger”)

(Hereinafter collectively referred to as the “Parties”)

WHEREAS

A.	Company shareholders have entered into a definitive agreement in which each of shareholders of Company has exchanged their shares for IP A shares.

B.

Company and IP A wishes Wieger to continue to on a full-time basis with the Company as Chief Scientist and Wieger accepts this continuing appointment in accordance with the terms and conditions of this Employment Agreement.

NOW THEREFORE with the consideration and mutual covenants contained herein, the parties agree that the following terms and conditions shall apply to the relationship:

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ROLES AND RESPONSIBILITIES

1.

As of the Effective Date, Company, IPA and Wieger agree that Wieger shall continue to as Chief Scientist of the Company, on a full-time employment basis, based on a forty-hour work week, as further described in Schedule A for the term of the Agreement.

2.	Wieger shall report to President and CEO of the Company in the performance of his full-time roles and responsibilities as Chief Scientist.

3.

Wieger shall adhere to all corporate policies and procedures as amended from time to time in the performance of his roles and responsibilities for the term of the Agreement including the protection of confidential information of Company and will execute any and all instruments to protect such confidential information.

4.	Wieger agrees:

(a)	not to engage in any other projects or business activities that would conflict or compete with Company’s business;

(b)	to disclose in writing to Company any conflict of interest circumstances and any non-arms length transactions and or projects to Company during the term of the Agreement;

(c)	not engage to in any other projects or work without prior disclosure, consultation and written approval of the Company; and

(d)	to disclose in writing to the Company all current business and consulting services and activities that he is currently engaged in.

COMPENSATION AND EQUITY

5.

Company will continue to pay Wieger a monthly base salary of Euro 6669,75 gross, including the statutory holiday allowance, each month for the term of the Agreement commencing on the Effective Date. The monthly base salary will be reviewed annually by the Board and may be increased at the sole discretion of the Board of Directors of IPA.

6.

Company will also pay Wieger a portion of the profits achieved by the Company as further described in Schedule B attached hereto and as determined by the Company and thereafter Wieger will be entitled to receive annual bonuses upon achievement of performance targets based on key profitability metrics as set by the Board of Directors of IPA and at the sole discretion of the Board of Directors of IPA.

7.

Upon completion of the transaction with IPA in accordance with the Definitive Agreement, IPA will issue Wieger initial options (“Options”) in accordance with formulae agreed with the Board of Directors of IPA. These Options will be issued in accordance with IPA Stock Option Plan at exercise price set upon the completion of the transaction with IPA. Wieger will be entitled to exercise these Options as per the vesting terms set by the Board of Directors of IPA pursuant to IPA’s Stock Option Plan. Thereafter, Wieger will be entitled to the grant of additional options pursuant to the IPA’s Stock Option Plan at the sole discretion of the Board of Directors.

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8.

Company will pay Wieger Euro 200 gross for travel costs and any other pre-approved out-of-pocket expenses in accordance with corporate policies and Wieger shall provide a monthly summary of expenses with receipts to Company of any other pre-approved expenses other than travel costs.

9.	Wieger will participate in any Company and IPA benefits plans implemented from time to time where applicable.

10.

Wieger will be entitled to 30 days of vacation scheduled in consultation with the Chief Executive Officer of Company, eight percent (8%) vacation compensation payable in May annually, and 3% percent compensation payable in December annually to any other Dutch employment statutory rights and or benefits.

11.	The Company is not bound by any collective bargaining agreement and no collective bargaining agreement applies to the subject employment.

INTELLECTUAL PROPERTY, NON-COMPETITION AND CONFIDENTIALITY

12.

Wieger agrees that all right, title, and interest in and to intellectual property, including but not limited to all technical reports, business processes, procedures, techniques, routines, designs, drawings, and financial, commercial or technical information in any form, written materials, data bases, plans, diagrams, drawings, models, and other things which Wieger may conceive, develop or contribute to or reduce to practice arising from the performance of the roles and responsibilities as Chief Scientist which: (a) relates directly to Company’s present business or development; or (b) is created or made using any equipment, supplies, facilities, resources, or confidential information of Company, whether or not made during or after office hours, or on, or off Company’s premises, or alone or with others is hereinafter referred to as the “Developments”. These Developments shall be the sole property of Company, its assigns, and Company and its assigns shall be the sole owner of all intellectual property rights, including but not limited to copyrights, trade marks (word marks, design marks, certification or service marks), trade secrets, and other rights in connection therewith the Developments. Wieger agrees to assign, grant and convey to Company rights he may have or acquire in the intellectual property and intellectual property rights of the Developments and will execute any and all assignments to give effect to this transfer of rights to Company. Wieger irrevocably and unconditionally waives any moral rights he may have now or in the future in any Developments in favour of Company. Wieger further agrees, as to all such intellectual property and intellectual property rights, to assist Company in every proper way (at Company’s expense) to obtain and from time to time enforce copyrights, trade marks, trade secrets, or other protection, on said intellectual property, and to that end he will execute all documents for use in applying for and obtaining such protection and enforcing same, as Company may desire, together with any assignments thereof to Company or persons designated by it.

13.

Wieger agrees during the term of this Agreement not to engage in any other business activity that would directly or indirectly compete with the business of Company during the term of this Agreement and for a period of two (2) years following termination of this Agreement.

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14.

Wieger agrees not to solicit directly or indirectly through a partnership or any business structures with any customer/client of Company for any other business or business activity or to solicit or induce any employee of Company to join any other business or business activity for a period of two (2) years following termination of this Agreement.

15.

Wieger agrees to be bound by the confidentiality policies and procedures of Company to protect and not to disclose without prior written consent of Company any confidential information of Company including but not limited to customer/client information, all Company data, Company information including the terms of this Agreement and that Wieger will execute any and all instruments to protect such confidential information of Company.

TERMINATION

16.

Subject to any Dutch statutory laws and prior permission of Employment Tribunal (UWV), Company may terminate the Agreement for any reason with one hundred and twenty (120) days written notice (“Notice”) as per any day of a calendar month, for any reason or in lieu of such written notice the payment of the equivalent of salary and benefits for such Notice.

17.

Company may terminate the Agreement immediately for just cause. Just cause for the purposes of this Agreement means the basis under Dutch law in which an employee may be terminated immediately without notice including but not limited to inappropriate, fraudulent and illicit actions.

18.	Wieger may terminate this Agreement with sixty (60) days written notice to Company and Board of Directors of IP A as per any day of a calendar month.

19.

In the event of termination for any reason, Wieger agrees to return all Company and project materials, documents and documentation including electronic documents (“Materials”) in useable form relating to Company’s business, work or investigations prepared, used or possessed by his under his control arising from the performance of Services which will be and remain the sole and exclusive property of Company. All such Materials, including Company books and records are to be delivered to Company’s address first referenced above or such address as provided by Company from time to time.

20.

In the event of termination, Wieger agrees to cooperate with Company to transition any such current, pending or potential transactions and projects and provide all necessary information and or documentation.

21.

In the event of termination, Wieger agrees not to make disparaging and damaging comments or statements in writing or verbally concerning Company in public or to any vendors or suppliers or take any actions that are intended to damage the reputation and goodwill of Company.

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GENERAL TERMS

22.	This Agreement and the schedules attached hereto contain all the terms and conditions relating to the employment of Wieger by Company and supersede all previous agreements relating thereto.

23.	Any further amendment, modification or variation hereof shall be valid only if it is in writing signed by all the parties hereto.

24.

Formal notices required or permitted by this Agreement shall be in writing and shall be delivered by email, hand, by facsimile, or by registered mail to the addresses provided hereinunder or as provided by the parties from time to time.

25.	This Agreement and all matters arising hereunder shall be interpreted and construed in accordance with the laws of the Netherlands.

26.

This Agreement and the rights and obligations herein shall not be assigned by Wieger to any other party without the express written consent of Company and any attempted assignment shall be considered to be void and of no force and effect.

27.	This Agreement shall enure to the benefit of and be binding upon the parties and their respective permitted assigns.

28.	The obligations hereinunder respecting the payments, ownership and use of intellectual property and confidentiality survive the termination of this Agreement.

29.	A waiver of a provision of this Agreement shall not constitute a subsequent waiver of the provision nor any other provision of this Agreement.

30.	In the event that a provision of this Agreement is deemed unenforceable by a court of competent jurisdiction, the remaining provisions shall remain in full force and effect.

5

31.	This Agreement may be executed in counterparts by the parties, each of which shall constitute an original instrument for the purposes of this Agreement.

IN WITNESS WHEREOF the Parties have executed this Employment Agreement the day and year first before written above.

ACCEPTED AND AGREED TO BY:

U-PROTEIN EXPRESS B.V.

Name:

Title:

AUTHORIZED SIGNATORY

ACCEPTED AND AGREED TO BY:

ACCEPTED AND AGREED TO BY:

IMMUNOPRECISE ANTIBODIES LTD.

Name:

Title:

AUTHORIZED SIGNATORY

In the presence of:	)
)
)
)
Witness	)
)
	)	WIEGER HEMRIKA
Address	)
)
)
Occupation	)

6

SCHEDULE A – CHIEF SCIENTIST

[to be attached]

7

SCHEDULE B – PROFIT SHARING

In accordance with the terms of the Letter of Intent executed by the parties on June 30, 2017, Wieger is entitled to share in the net profits earned by U-Protein as a shareholder over the next three years as follows:

(a)	50% of the net profits, less subsidies, grants or other government funding for the first year;

(b)	33% of the net profits, less subsidies, grants or other government funding for the second year;

(c)	20% of the net profits, less subsidies, grants or other government funding for third year.

8

MANAGEMENT AGREEMENT

THIS MANAGEMENT SERVICES AGREEMENT (the “Agreement”) dated this      day of August 2017 (the “Effective Date”) is:

BETWEEN:

U-PROTEIN EXPRESS BV. having its business address at Life Sciences Incubator, Utrecht, Science Park, Yalelaan, 62, 3584, CM, Utrecht, The Netherlands

(“Company”)

AND:

IMMUNOPRESICE ANTIBODIES LTD. having its business address at U.Vic Vancouver Island Technology Park, #3204-4464 Markham Street, Victoria, BC, Canada, V8Z 7X8

(“IPA”)

AND:	PODICEPS B.V, having a business address at Hazenakker 18, 3994 EJ Houten, The Netherlands

(“Podiceps”)

AND:	MARTIN HESSING, having a residential address at Hazenakker 18, 3994 EJ Houten, The Netherlands

(“Martin”)

(Hereinafter collectively referred to as the “Parties”)

WHEREAS

A.	Company shareholders have entered into a definitive agreement in which each of shareholders of Company has exchanged their shares for IPA shares.

B.

Company and IPA wishes Podiceps to continue to provide management services to Company and to designate Martin Hessing as the President and Chief Executive Officer of the Company and Podiceps accepts this continuing appointment in accordance with the terms and conditions of this Management Agreement (the “Agreement”).

1

NOW THEREFORE with the consideration and mutual covenants contained herein, the parties agree that the following terms and conditions shall apply to the relationship:

ROLES AND RESPONSIBILITIES

1.

As of the Effective Date, Company, IPA and Podiceps agree that Podiceps shall continue to act as board member of the Company, to provide management services and to designate Martin to continue as President and Chief Executive Officer for no less than a two-year period to perform the roles and responsibilities of President and Chief Executive Officer for Company, 3 days per week, as further described in Schedule A for the term of the Agreement.

2.

Podiceps shall report to the Board of Directors of IP A. in the performance of its roles and responsibilities as board member and President and Chief Executive Officer of the Company and the performance of these roles and responsibilities will be reviewed with the Board of Directors of IPA regularly.

3.

Podiceps shall adhere to all corporate policies and procedures as amended from time to time in the performance of his roles and responsibilities for the term of the Agreement including the protection of confidential information of Company and will execute any and all instruments to protect such confidential information.

4.	Podiceps agrees:

(a)	not to engage in any other projects or business activities that would conflict or compete with Company’s business;

(b)	to disclose in writing to Board of Directors of IP A any conflict of interest circumstances and any non-arms length transactions and or projects to Company during the term .of the Agreement;

(c)	not engage to in any other projects or work without prior disclosure, consultation and written approval of the Board of Directors of IP A; and

(d)	to disclose in writing to Board of Directors of IP A all current business and consulting services and activities that he is currently engaged in.

(e)

Company, IPA and Board of Directors of IPA are aware and allow Martin to continue his management activities (Dutch; bestuurder) for U-PACT BV (www.u-pact.com) and SERPINx BV (www.serpinx.com) as long as its non-competing with Company or IPA’s business and creates no conflict of interest. When such a situation might occur, Martin will disclose and consult with the Board of Directors of IPA on the situation and parties will negotiate a solution in good faith. Prior to the closing or as soon as reasonably can be expected parties agree that the mouse antibody and hybridoma business of Podiceps and the license agreements with the Utrecht University and University Medical Center Utrecht as well as the existing distributor arrangements of Podiceps BV will be acquired by IP A as asset arrangement or alternatively be divested by Podiceps or sold to third parties. Further Martin hereby discloses that he and/or his holding company Bionomics BV is shareholder of AM-Pharma BV (www.AM-Pharma.com), BiOrion BV (www.biorion.com), Microdish BV, (www.microdish.nl) and Hoekmine BV (www.hoekmine.com), but has no active roles here.

2

COMPENSATION AND EQUITY

5.

Company will continue to pay Podiceps a monthly fee of Euro 10.000 (ex VAT), each month for the term of the Agreement commencing on the Effective Date. The monthly fee will be reviewed annually by the Board and may be increased at the sole discretion of the Board of Directors of IPA. Podiceps is responsible for any and all applicable taxes arising from the payment of monthly fee or for any liabilities arising from any and all decisions from any Dutch taxing authorities including the Payroll Authority regarding the payment of the monthly fee.

6.

Company will also pay Podiceps a portion of the profits achieved by the Company as further described in Schedule A attached hereto and thereafter Podiceps will be entitled to receive annual bonuses upon achievement of performance targets based on key profitability metrics as set by the Board of Directors of IP A and at the sole discretion of the Board of Directors of IP A.

7.

Upon completion of the transaction with IPA in accordance with the Definitive Agreement, IP A will issue Podiceps initial options (“Options”) in accordance with formulae agreed with the Board of Directors of IP A. These Options will be issued in accordance with IP A Stock Option Plan at exercise price set upon the completion of the transaction with IP A. Podiceps will be entitled to exercise these Options as per the vesting terms set by the Board of Directors of IPA pursuant to IPA’s Stock Option Plan. Thereafter, Podiceps will be entitled to the grant of additional options pursuant to the IPA’s Stock Option Plan at the sole discretion of the Board of Directors.

8.

Company will pay Podiceps Euro 90,10 (ex VAT) for telephone and travel costs and any other pre-approved out-of-pocket expenses in accordance with corporate policies and Podiceps shall provide a monthly summary of expenses with receipts to Company of any other pre-approved expenses other than telephone and travel costs.

INTELLECTUAL PROPERTY, NON-COMPETITION AND CONFIDENTIALITY

9.

Podiceps and Martin agree that all right, title, and interest in and to intellectual property, including but not limited to all technical reports, business processes, procedures, techniques, routines, designs, drawings, and financial, commercial or technical information in any form, written materials, data bases, plans, diagrams, drawings, models, and other things which Martin may conceive, develop or contribute to or reduce to practice arising from the performance of the roles and responsibilities as President and Chief Executive Officer which: (a) relates directly to Company’s present business or development; or (b) is created or made using any equipment, supplies, facilities, resources, or confidential information of Company, whether or not made during or after office hours, or on, or off Company’s premises, or alone or with others is hereinafter referred to as the “Developments”. These Developments shall be the sole property of Company, its assigns,

3

and Company and its assigns shall be the sole owner of all intellectual prope1iy rights, including but not limited to copyrights, trade marks (word marks, design marks, certification or service marks), trade secrets, and other rights in connection therewith the Developments. Martin agrees to assign, grant and convey to Company rights he may have or acquire in the intellectual property and intellectual property rights of the Developments and will execute any and all assignments to give effect to this transfer of rights to Company. Martin irrevocably and unconditionally waives any moral rights he may have now or in the future in any Developments in favour of Company. Martin further agrees, as to all such intellectual property and intellectual property rights, to assist Company in every proper way (at Company’s expense) to obtain and from time to time enforce copyrights, trade marks, trade secrets, or other protection, on said intellectual property, and to that end he will execute all documents for use in applying for and obtaining such protection and enforcing same, as Company may desire, together with any assignments thereof to Company or persons designated by it. Parties realize that the IPR that are property of U-PACT BV and SERPINx BV are not included here and do not form part of the IPR and business of either the company or IP A.

10.

Martin agrees during the term of this Agreement not to engage in any other business activity that would directly or indirectly compete with the business of Company during the term of this Agreement and for a period of two (2) years following termination of this Agreement.

11.

Martin agrees not to solicit directly or indirectly through a partnership or any business structures with any customer/client of Company for any other business or business activity or to solicit or induce any employee of Company to join any other business or business activity for a period of two (2) years following termination of this Agreement.

12.

Martin agrees to be bound by the confidentiality policies and procedures of Company to protect and not to disclose without prior written consent of Company any confidential information of Company including but not limited to customer/client information, all Company data, Company information including the terms of this Agreement and that Martin will execute any and all instruments to protect such confidential information of Company.

TERMINATION

13.

Subject to any Dutch statutory laws and or requirements, with one hundred and twenty days (120) written notice to Podiceps (or Martin) for any reason as determined by the Board of Directors of IPA, without Podiceps (or Martin) being entitled to any damages in respect.

14.

Podiceps may terminate the Agreement with one hundred and twenty days (120) written notice to the Company and IP A Board of Directors following the expiry of the two-year period as set out in Section 1 above.

15.

This Agreement will terminate immediately in the event of insufficient funding, cessation of business, bankruptcy or insolvency of Company, without Podiceps (or Martin) being entitled to any damages in that respect.

16.

In the event of termination for any reason, Podiceps and Martin agrees to return all Company and project materials, documents and documentation including electronic documents (“Materials”) in useable form relating to Company’s business, work or

4

investigations prepared, used or possessed by either of them or being under their control arising from the performance of Services which will be and remain the sole and exclusive property of Company. All such Materials, including Company books and records are to be delivered to Company’s address first referenced above or such address as provided by Company from time to time.

17.

In the event of termination, Podiceps and Martin agrees to cooperate with Company to transition any such current, pending or potential transactions and projects and provide all necessary information and or documentation.

18.

In the event of termination, Podiceps and Martin agrees not to make disparaging and damaging comments or statements in writing or verbally concerning Company in public or to any vendors or suppliers or take any actions that are intended to damage the reputation and goodwill of Company.

GENERAL TERMS

19.

This Agreement and the schedules attached hereto contain all the terms and conditions relating to the Services to be performed by Podiceps for the benefit of the Company and replace all previous agreements relating thereto.

20.	Any further amendment, modification or variation hereof shall be valid only if it is in writing signed by all the parties hereto.

21.

Formal notices required or permitted by this Agreement shall be in writing and shall be delivered by email, hand, by facsimile, or by registered mail to the addresses provided hereinunder or as provided by the parties from time to time.

22.

This Agreement and all matters arising hereunder shall be interpreted and construed in accordance with the laws of the Netherlands. The parties will take all steps to resolve all disputes privately amongst themselves. In the event that such efforts are unsuccessful, such dispute including one regarding the existence, validity or termination of this Agreement or the consequences of its nullity and any non-contractual or other dispute (a Dispute) shall be referred to and finally resolved by arbitration in the Netherlands in accordance with the arbitration rules of the Netherlands Arbitration Institute (Nederlands Arbitrage Instituut) taking into account the following (the Rules), taking into account the following:

1.1.1

the arbitral tribunal shall consist of three arbitrators of which at least one (1) shall be a lawyer with a Netherlands law degree or admitted to practise Netherlands law, each of them appointed in accordance with the Rules.

1.1.2	the arbitral tribunal shall decide in accordance with the rules of law (naar de regelen des rechts).

1.1.3	the seat of the arbitration shall be Amsterdam, the Netherlands and the language of the arbitration shall be English.

1.1.4	the Parties waive any right to refer points of law to appeal to the courts, to the extent that such waiver can validly be made.

1.1.5	the Parties agree that the arbitral tribunal shall have the power to order on a provisional basis any relief which it would have power to grant in a final award.

5

23.

This Agreement and the rights and obligations herein shall not be assigned by Podiceps to any other party without the express written consent of Company and any attempted assignment shall be considered to be void and of no force and effect.

24.	This Agreement shall enure to the benefit of and be binding upon the parties and their respective permitted assigns.

25.	The obligations hereinunder respecting the payments, ownership and use of intellectual property and confidentiality survive the termination of this Agreement.

26.	A waiver of a provision of this Agreement shall not constitute a subsequent waiver of the provision nor any other provision of this Agreement.

27.

In the event that a provision of this Agreement is deemed unenforceable by a court of competent jurisdiction, the remaining provisions shall remain in full force and effect.29. This Agreement may be executed in counterparts by the parties, each of which shall constitute an original instrument for the purposes of this Agreement.

IN WITNESS WHEREOF the Parties have executed this Management Agreement the day and year first before written above.

ACCEPTED AND AGREED TO BY:

U-PROTEIN EXPRESS B.V.

Name:

Title:

AUTHORIZED SIGNATORY

ACCEPTED AND AGREED TO BY:

PODICEPS B.V.

Name:

Title:

AUTHORIZED SIGNATORY

6

ACCEPTED AND AGREED TO BY:

IMMUNOPRESICE ANTIBODIES LTD.

Name:

Title:

AUTHORIZED SIGNATORY

In the presence of:	)
)
)
)
Witness	)
)
	)	MARTIN HESSING
Address	)
)
)
Occupation	)

7

SCHEDULE A – CEO ROLES AND RESPONSIBILITIES

In consultation with Board of Directors of IP A and its senior management team, CEO will be responsible for the overall leadership and management of the Company and for the conduct of its business ..

The roles and responsibilities of CEO and/or the CEO’s delegates shall include but not be limited to the following items:

Vision & Entrepreneurship

•	CEO shall lead strategic thinking on short and long-term direction for the Company.

•	CEO will create and communicate a vision for the development of the business.

•	Develop, implement and assess effectiveness of the corporate strategy and business plans.

•	Acquire and use knowledge of the marketplace to anticipate changes in the market to make strategic changes for the Company.

Business Development

•	CEO shall represent the Company in developing relationships with stakeholders including shareholders, licensees, suppliers, partners, employees, governments, industry community and others.

•	Expand and invest in the Company’s R&D program for its technology.

•	Lead corporate development activities.

•	Develop a strategic map of the European industry, determine Company’s current and desired position and develop and implement a plan to achieve the desired position

•	Understand barriers to expansion and the strategies to overcome them

General Management

•	Provide executive leadership to the Company and deliver the results targeted in the corporate strategy and business plans.

•	Establish and maintain internal processes, procedures, and culture, and set a high standard of integrity throughout the Company.

•	Ensure the planning and management of the operating budget is within the means of the Company.

•	Assess the talent of potential personnel and identify the right people to become the senior management team at the Company.

•	Implement strategies and structures to recruit and retain highly productive employees

•	Coach, mentor and encourage team development.

•	ensure effective communications between Management and the BOD

8

Corporate Governance & Compliance

•	Ensure that financial statements are accurate, up to date and submitted to the BOD on a timely basis.

•	Approval of all expenditures and all contractual agreements and business arrangements.

Corporate Development & Finance

•	Define a clear vision and strategy for building corporate value.

•	Implement a 2017 Budget and thereafter prepare an annual budget (“Budget”) and review Budget regularly with BOD.

•	Identify, prioritize and promote key value drivers for the Company, including the assessment of new market opportunities.

•	Build financial models with internal and external resources to align the financial strategy with the corporate vision.

•	Position the Company strategically and structurally to achieve maximum valuation and be attractive to institutional investors and the broader investment community.

•	Ensure that transparent financial reporting structures are developed and implemented.

•

Build an external-facing communications strategy to articulate the right message to the right stakeholders that will result in awareness of Company’s technology, market opportunities, corporate recognition and enhanced valuation.

Marketing & Investor Communication

•	Assume management responsibility for all aspects of marketing strategy, marketing communications, marketing and promotions for Company

•	Attend various industry and financial conferences to actively promote the Company to potential and existing investors.

9

SCHEDULE B – PROFIT SHARING

In accordance with the terms of the Letter of lntent executed by the parties on June 30, 2017, Podiceps B.V. is entitled to share in the net profits earned by U-Protein as a shareholder over the next three years as follows:

(a)	50% of the net profits, less subsidies, grants or other government funding for the first year;

(b)	33% of the net profits, less subsidies, grants or other government funding for the second year;

(c)	20% of the net profits, less subsidies, grants or other government funding for third year.

10

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) dated this     day of August 2017 (the “Effective Date”) is:

BETWEEN:

U-PROTEIN EXPRESS BV. having its business address at Life Sciences Incubator, Utrecht, Science Park, Yalelaan, 62, 3584, CM, Utrecht, The Netherlands

(“Company”)

AND:
IMMUNOPRECISE ANTIBODIES LTD. having its business address at U.Vic Vancouver Island Technology Park, #3204-4464 Markham Street, Victoria, BC, Canada, V8Z 7X8

(“IPA”)

AND:	ROLAND ROMIJN, having an address at Mr. Tydemanstraat 23, 4001 CR Tiel, The Netherlands

(“Roland”)

(Hereinafter collectively referred to as the “Parties”)

WHEREAS

A.	Company shareholders have entered into a definitive agreement in which each of shareholders of Company has exchanged their shares for IPA shares.

B.

Company and IPA wishes Roland to continue on a full-time basis with the Company as Chief Scientist and Roland accepts this continuing appointment in accordance with the terms and conditions of this Employment Agreement.

1

NOW THEREFORE with the consideration and mutual covenants contained herein, the parties agree that the following terms and conditions shall apply to the relationship:

ROLES AND RESPONSIBILITIES

1.

As of the Effective Date, Company, IPA and Roland agree that Roland shall continue to as Chief Scientist of the Company, on a full-time employment basis, based on a forty-hour work week, as further described in Schedule A for the term of the Agreement.

2.	Roland shall report to President and CEO of the Company. in the performance of his full-time roles and responsibilities as Chief Scientist.

3.

Roland shall adhere to all corporate policies and procedures as amended from time to time in the performance of his roles and responsibilities for the term of the Agreement including the protection of confidential information of Company and will execute any and all instruments to protect such confidential information.

4.	Roland agrees:

(a)	not to engage in any other projects or business activities that would conflict or compete with Company’s business; ·

(b)	to disclose in writing to Company any conflict of interest circumstances and any non-arms length transactions and or projects to Company during the term of the Agreement;

(c)	not engage to in any other projects or work without prior disclosure, consultation and written approval of the Company; and

(d)	to disclose in writing to the Company all current business and consulting services and activities that he is currently engaged in.

COMPENSATION AND EQUITY

5.

Company will continue to pay Roland a monthly base salary of Euro 6669,75 gross including the statutory holiday allowance, each month for the term of the Agreement commencing on the Effective Date. The monthly base salary will be reviewed annually by the Board and may be increased at the sole discretion of the Board of Directors of IP A.

6.

Company will also pay Roland a portion of the profits achieved by the Company as further described in Schedule B attached hereto and as determined by the Company and thereafter Roland will be entitled to receive annual bonuses upon achievement of performance targets based on key profitability metrics as set by the Board of Directors of IPA and at the sole discretion of the Board of Directors of IPA.

7.

Upon completion of the transaction with IPA in accordance with the Definitive Agreement, IP A will issue Roland initial options (“Options”) in accordance with formulae agreed with the Board of Directors of IP A. These Options will be issued in accordance with IP A Stock Option Plan at exercise price set upon the completion of the transaction with IPA. Roland will be entitled to exercise these Options as per the vesting terms set by the Board of Directors of IP A pursuant to IP A’s Stock Option Plan. Thereafter, Roland will be entitled to the grant of additional options pursuant to the IPA’s Stock Option Plan at the sole discretion of the Board of Directors.

2

8.

Company will pay Roland Euro 189 gross for travel costs and any other pre-approved out-of-pocket expenses in accordance with corporate policies and Roland shall provide a monthly summary of expenses with receipts to Company of any other pre-approved expenses other than travel costs.

9.	Roland will participate in any Company and IPA benefits plans implemented from time to time where applicable.

10.

Roland will be entitled to thirty (30) days of vacation scheduled in consultation with the Chief Executive Officer of Company, eight percent (8%) vacation compensation payable in May annually and three percent (3%) compensation payable in December annually, and to any other Dutch employment statutory rights and or benefits.

11.	The Company is not bound by any collective bargaining agreement and no collective bargaining agreement applies to the subject employment.

INTELLECTUAL PROPERTY, NON-COMPETITION AND CONFIDENTIALITY

12.

Roland agrees that all right, title, and interest in and to intellectual property, including but not limited to all technical reports, business processes, procedures, techniques, routines, designs, drawings, and financial, commercial or technical information in any form, written materials, data bases, plans, diagrams, drawings, models, and other things which Roland may conceive, develop or contribute to or reduce to practice arising from the performance of the roles and responsibilities as Chief Scientist which: (a) relates directly to Company’s present business or development; or (b) is created or made using any equipment, supplies, facilities, resources, or confidential information of Company, whether or not made during or after office hours, or on, or off Company’s premises, or alone or with others is hereinafter referred to as the “Developments”. These Developments shall be the sole property of Company, its assigns, and Company and its assigns shall be the sole owner of all intellectual property rights, including but not limited to copyrights, trade marks (word marks, design marks, certification or service marks), trade secrets, and other rights in connection therewith the Developments. Roland agrees to assign, grant and convey to Company rights he may have or acquire in the intellectual property and intellectual property rights of the Developments and will execute any and all assignments to give effect to this transfer of rights to Company. Roland irrevocably and unconditionally waives any moral rights he may have now or in the future in any Developments in favour of Company. Roland further agrees, as to all such intellectual property and intellectual property rights, to assist Company in every proper way (at Company’s expense) to obtain and from time to time enforce copyrights, trade marks, trade secrets, or other protection, on said intellectual property, and to that end he will execute all documents for use in applying for and obtaining such protection and enforcing same, as Company may desire, together with any assignments thereof to Company or persons designated by it.

13.

Roland agrees during the term of this Agreement not to engage in any other business activity that would directly or indirectly compete with the business of Company during the term of this Agreement and for a period of two (2) years following termination of this Agreement.

3

14.

Roland agrees not to solicit directly or indirectly through a partnership or any business structures with any customer/client of Company for any other business or business activity or to solicit or induce any employee of Company to join any other business or business activity for a period of two (2) years following termination of this Agreement.

15.

Roland agrees to be bound by the confidentiality policies and procedures of Company to protect and not to disclose without prior written consent of Company any confidential information of Company including but not limited to customer/client information, all Company data, Company information including the terms of this Agreement and that Roland will execute any and all instruments to protect such confidential information of Company.

TERMINATION

16.

Subject to any Dutch statutory laws and prior permission of Employment Tribunal (UWV), Company may terminate the Agreement for any reason with one hundred and twenty (120) days written notice (“Notice”) as per any day of a calendar month, for any reason or in lieu of such written notice the payment of the equivalent of salary and benefits for such Notice.

17.

Company may terminate the Agreement immediately for just cause. Just cause for the purposes of this Agreement means the basis under Dutch law in which an employee may be terminated immediately without notice including but not limited to inappropriate, fraudulent and illicit actions.

18.	Roland may terminate this Agreement with sixty (60) days written notice to Company and Board of Directors of IP A as per any day of a calendar month.

19.

In the event of termination for any reason, Roland agrees to return all Company and project materials, documents and documentation including electronic documents (“Materials”) in useable form relating to Company’s business, work or investigations prepared, used or possessed by his under his control arising from the performance of Services which will be and remain the sole and exclusive property of Company. All such Materials, including Company books and records are to be delivered to Company’s address first referenced above or such address as provided by Company from time to time.

20.

In the event of termination, Roland agrees to cooperate with Company to transition any such current, pending or potential transactions and projects and provide all necessary information and or documentation.

21.

In the event of termination, Roland agrees not to make disparaging and damaging comments or statements in writing or verbally concerning Company in public or to any vendors or suppliers or take any actions that are intended to damage the reputation and goodwill of Company.

4

GENERAL TERMS

22.	This Agreement and the schedules attached hereto contain all the terms and conditions relating to the employment of Roland by the Company and replace all previous agreements relating thereto.

23.	Any further amendment, modification or variation hereof shall be valid only if it is in writing signed by all the parties hereto.

24.

Formal notices required or permitted by this Agreement shall be in writing and shall be delivered by email, hand, by facsimile, or by registered mail to the addresses provided hereinunder or as provided by the parties from time to time.

25.	This Agreement and all matters arising hereunder shall be interpreted and construed in accordance with the laws of the Netherlands.

26.

This Agreement and the rights and obligations herein shall not be assigned by Roland to any other party without the express written consent of Company and any attempted assignment shall be considered to be void and of no force and effect.

27.	This Agreement shall enure to the benefit of and be binding upon the parties and their respective permitted assigns.

28.	The obligations hereinunder respecting the payments, ownership and use of intellectual property and confidentiality survive the termination of this Agreement.

29.	A waiver of a provision of this Agreement shall not constitute a subsequent waiver of the provision nor any other provision of this Agreement.

30.	In the event that a provision of this Agreement is deemed unenforceable by a court of competent jurisdiction, the remaining provisions shall remain in full force and effect.

5

31.	This Agreement may be executed in counterparts by the parties, each of which shall constitute an original instrument for the purposes of this Agreement.

IN WITNESS WHEREOF the Parties have executed this Employment Agreement the day and year first before written above.

ACCEPTED AND AGREED TO BY:

U-PROTEIN EXPRESS B.V.

Name:

Title:

AUTHORIZED SIGNATORY

ACCEPTED AND AGREED TO BY:

ACCEPTED AND AGREED TO BY:

IMMUNOPRECISE ANTIBODIES LTD.

Name:

Title:

AUTHORIZED SIGNATORY

In the presence of:	)
)
)
)
Witness	)
)
	)	ROLAND ROMIJN
Address	)
)
)
Occupation	)

6

SCHEDULE A – CHIEF SCIENTIST

[to be attached]

7

SCHEDULE B – PROFIT SHARING

In accordance with the terms of the Letter of lntent executed by the parties on June 30, 2017, Roland is entitled to share in the net profits earned by U-Protein as a shareholder over the next three years as follows:

(a)	50% of the net profits, less subsidies, grants or other government funding for the first year;

(b)	33% of the net profits, less subsidies, grants or other government funding for the second year;

(c)	20% of the net profits, less subsidies, grants or other government funding for third year.

8